

Boldly
First

**2025
Annual Report**

Shareholder Information

Annual General Meeting
The annual general meeting of shareholders will be held in the Heron's Nest Room, Hamilton Princess, 76 Pitts Bay Road, Pembroke, Hamilton, HM 08, Bermuda, at 8:00 a.m., Bermuda time and 6:00 a.m. Houston time, on June 10, 2026.

Transfer Agent
Registered holders of our shares may direct their questions to: Computershare Trust Company, N.A.
150 Royall St., Ste 101
Canton, MA 02021
1-800-736-3001

Email: web.queries@computershare.com
Hours: Monday through Friday, 8:30 a.m. to 6 p.m. (ET)

Corporate Governance, Board and Board Committees Our website, www.valaris.com, contains information regarding (i) the composition of our Board of Directors and board committees, (ii) corporate governance in general, (iii) shareholder communications with the Board, (iv) the Valaris Code of Business Conduct, (v) the Valaris Corporate Governance Policy, (vi) Ethics Hotline reporting provisions, and (vii) the charters of the board committees. A direct link to the company's SEC filings, including reports required under Section 16 of the Securities Exchange Act of 1934, is located in the Investors section of our website. Copies of these documents may be obtained without charge by contacting Valaris Investor Relations. Reasonable expenses will be charged for copies of exhibits listed in the back of SEC Forms 10-K and 10-Q. Please list the exhibits you would like to receive and submit your request in writing to Valaris Investor Relations at the address below. We will notify you of the cost and furnish the requested exhibits upon receipt of payment.

Valaris Investor Relations
5847 San Felipe, Suite 3300
Houston, Texas 77057-3008
(713) 789-1400
www.valaris.com

Table of Contents

Forward-Looking Statements	2
Contract Drilling Fleet	6
Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	8
Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Business Environment	15
Results of Operations	16
Liquidity and Capital Resources	25
Critical Accounting Policies and Estimates	32
New Accounting Pronouncements	35
Financial Statements and Supplementary Data	36
Management's Report on Internal Control Over Financial Reporting	36
Reports of Independent Registered Public Accounting Firm	37
Consolidated Statements of Operations	41
Consolidated Statements of Comprehensive Income	42
Consolidated Balance Sheets	43
Consolidated Statements of Cash Flows	44
Notes to Consolidated Financial Statements	45
Board of Directors and Executive Management Committee Members	92

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "likely," "outlook," "plan," "project," "could," "may," "might," "should," "will" and similar words and specifically include statements regarding expected financial performance; expected utilization, day rates, revenues, operating expenses, cash flows, contract status, terms and duration, contract backlog, capital expenditures, insurance, financing and funding; our expectations regarding the timing, completion and anticipated benefits of the pending business combination (the "Business Combination") with Transocean Ltd.; the offshore drilling market, including supply and demand, customer drilling programs, stacking of rigs, effects of new rigs on the market and effect of the volatility of commodity prices; expected work commitments, awards, contracts and letters of intent; the availability, delivery, mobilization, contract commencement or relocation or other movement of rigs and the timing thereof; rig reactivations, enhancement, upgrade or repair and timing and cost thereof; the suitability of rigs for future contracts; performance and expected benefits of our joint ventures, including our joint venture with Saudi Arabian Oil Company ("Saudi Aramco"); timing of the delivery of the Saudi Aramco Rowan Offshore Drilling Company ("ARO") newbuild rigs and the timing of additional ARO newbuild orders; divestitures of assets; general market, business and industry conditions, trends and outlook; general political conditions, including political tensions, conflicts and war; the impacts and effects of public health crises, pandemics and epidemics; future operations; the effectiveness of our cybersecurity programs; uncertainty around the use and impacts of artificial intelligence ("AI") applications; expectations regarding our sustainability targets and strategy; the impact of increasing regulatory complexity; the outcome of tax disputes, assessments and settlements; expense management; and the likely outcome of litigation, legal proceedings, investigations or insurance or other claims or contract disputes and the timing thereof.

Such statements are subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated, including:

- delays in contract commencement dates or cancellation, suspension, renegotiation or termination with or without cause of drilling contracts or drilling programs as a result of general or industry-specific economic conditions, regulatory changes, mechanical difficulties, performance, delays in the delivery of critical drilling equipment, failure of the customer to receive final investment decision (FID) for which the drilling rig was contracted or other reasons;

- changes in worldwide rig supply and demand, competition or technology;

- general economic and business conditions, including recessions, inflation, volatility affecting the banking system and financial markets, changing tariff and tax policies, trade disputes and adverse changes in the level of international trade activity;

- requirements to make significant expenditures in connection with customer drilling requirements, joint ventures, rig reactivations and to comply with governing laws or regulations in the regions we operate;

- loss of a significant customer or customer contract, as well as customer consolidation and changes to customer strategy, including focusing on renewable energy projects;

- our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, rising wages, unionization, or otherwise, or to retain employees;

- the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;

- the adequacy of sources of liquidity for us and our customers;

- compliance with our debt agreements and debt restrictions that may limit our liquidity and flexibility;

- our ability to obtain financing, service our debt, fund capital expenditures and pursue other business opportunities;

- risks inherent to drilling rig repairs, modifications, upgrades or reactivations, unexpected delays in equipment delivery, engineering, design or commissioning issues following delivery, or changes in the commencement, completion or service dates;

- our ability to generate operational efficiencies from our shared services center and potential risks relating to the processing of transactions and recording of financial information;

- downtime and other risks associated with offshore rig operations, including rig or equipment failure, damage and other unplanned repairs, the limited availability of transport vessels, hazards, self-imposed drilling limitations and other delays due to severe storms and hurricanes and the limited availability or high cost of insurance coverage for certain offshore perils, such as hurricanes in the Gulf of America or associated removal of wreckage or debris;

- our customers cancelling or shortening the duration of our drilling contracts, cancelling future drilling programs and seeking pricing and other contract concessions from us;

- decreases in levels of drilling activity and capital expenditures by our customers, whether as a result of the global capital markets and liquidity, prices of oil and natural gas, changes in tax policy (such as the United Kingdom's (the "U.K.") windfall tax on oil and gas producers in the British North Sea), climate change concerns or otherwise, which may cause us to idle, stack or retire additional rigs;

- impacts and effects of public health crises, pandemics and epidemics, the related public health measures implemented by governments worldwide, the duration and severity of an outbreak and its impact on global oil demand, the volatility in prices for oil and natural gas and the extent of disruptions to our operations;

- disruptions to the operations and business of our key customers, suppliers and other counterparties, including impacts affecting our supply chain and logistics;

- governmental action, terrorism, cyber-attacks, piracy, military action and political and economic uncertainties, including civil unrest, political demonstrations, mass strikes, or an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas, which may result in expropriation, nationalization, confiscation or deprivation or destruction of our assets; suspension and/or termination of contracts based on force majeure events or adverse environmental safety events; or volatility in prices of oil and natural gas;

- risks associated with operations in non-U.S. jurisdictions and the expansion into new geographical markets;

- risks and challenges resulting from the use of AI by us, third-party service providers or our competitors;

- disputes over production levels among members of the Organization of Petroleum Exporting Countries and other oil and gas producing nations ("OPEC+"), which could result in increased supply and/or volatility in prices for oil and natural gas that could affect the markets for our services;

- our ability to enter into, and the terms of, future drilling contracts for rigs currently idled and for rigs whose contracts are expiring;

- any failure to execute definitive contracts following announcements of letters of intent, letters of award or other expected work commitments;

- the outcome of litigation, legal proceedings, investigations or other claims or contract disputes, including any inability to collect receivables or resolve significant contractual or day rate disputes, and any renegotiation, nullification, cancellation or breach of contracts with customers or other parties;

- internal control risk due to changes in management, hiring of employees, employee reductions and our shared service center;

- governmental regulatory, legislative and permitting requirements affecting drilling operations, including limitations on drilling locations, limitations on new oil and gas leasing in United States (the "U.S.") federal lands and waters, and legislative or regulatory measures to limit or reduce greenhouse gas emissions ("GHG");

- governmental policies that could reduce demand for hydrocarbons, including mandating or incentivizing the conversion from internal combustion engine powered vehicles to electric-powered vehicles;

- forecasts or expectations regarding the global energy transition, including consumer preferences for alternative fuels and electric-powered vehicles, as part of the global energy transition;

- increased scrutiny from regulators, market and industry participants, stakeholders and others in regard to our sustainability practices and reporting;

- our ability to achieve our sustainability aspirations, targets, goals and commitments, or the impact of any changes to such matters;

- potential impacts on our business resulting from climate-change, and the impact on our business from climate-change related physical changes or changes in weather patterns;

- new and future regulatory, legislative or permitting requirements, future lease sales, changes in laws, rules and regulations that have or may impose increased financial responsibility, additional oil spill abatement contingency plan capability requirements and other governmental actions that may result in claims of force majeure or otherwise adversely affect our existing drilling contracts, operations or financial results;

- environmental or other liabilities, risks, damages or losses, whether related to storms, hurricanes or other weather-related events (including wreckage or debris removal), collisions, groundings, blowouts, fires, explosions, cyber-attacks, terrorism or otherwise, for which insurance coverage and contractual indemnities may be insufficient, unenforceable or otherwise unavailable;

- tax matters, including our effective tax rates, tax positions, results of audits, changes in tax laws (including global minimum tax initiatives), treaties and regulations, tax assessments and liabilities for taxes;

- our ability to realize the expected benefits of our joint venture with Saudi Aramco, including our ability to fund any required capital contributions or to enforce any payment obligations of the joint venture pursuant to outstanding shareholder notes receivable and benefits of our other joint ventures;

- the potentially dilutive impacts of outstanding warrants;

- the costs, disruption and diversion of our management's attention associated with campaigns by activist securityholders; and

- adverse changes in foreign currency exchange rates.

In addition to the numerous risks, uncertainties and assumptions described above, you should also carefully read and consider "Item 1A. *Risk Factors*" in Part I and "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*" in Part II of our Annual report on Form 10-K for the year ended December 31, 2025. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Contract Drilling Fleet

The following table provides certain information about the rigs in our drilling fleet as of February 17, 2026:

Rig Name	Rig Type	Year Delivered	Design	Maximum Water Depth/ Drilling Depth	Location	Status
Floaters						
VALARIS DS-4	Drillship	2010	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-7	Drillship	2013	Dynamically Positioned	10,000'/40,000'	Angola	Under contract
VALARIS DS-8	Drillship	2015	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-9	Drillship	2015	Dynamically Positioned	12,000'/40,000'	Angola	Under contract
VALARIS DS-10	Drillship	2017	Dynamically Positioned	12,000'/40,000'	Spain	Future contract
VALARIS DS-11	Drillship	2013	Dynamically Positioned	12,000'/40,000'	Spain	Preservation stacked[1]
VALARIS DS-12	Drillship	2013	Dynamically Positioned	12,000'/40,000'	Spain	Future contract
VALARIS DS-13	Drillship	2023	Dynamically Positioned	12,000'/40,000'	Spain	Preservation stacked[1]
VALARIS DS-14	Drillship	2023	Dynamically Positioned	12,000'/40,000'	Spain	Preservation stacked[1]
VALARIS DS-15	Drillship	2014	Dynamically Positioned	12,000'/40,000'	Spain	Future contract
VALARIS DS-16	Drillship	2014	Dynamically Positioned	12,000'/40,000'	Gulf of America	Under contract
VALARIS DS-17	Drillship	2014	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-18	Drillship	2015	Dynamically Positioned	12,000'/40,000'	Gulf of America	Future contract
VALARIS DPS-1	Semisubmersible	2012	Dynamically Positioned	10,000'/35,000'	Malaysia	Held for sale
VALARIS MS-1	Semisubmersible	2011	F&G ExD Millennium, Moored	8,200'/40,000	Malaysia	Available
Jackups						
VALARIS 72	Jackup	1981	Hitachi K1025N	225'/25,000'	United Kingdom	Under contract
VALARIS 76	Jackup	2000	MLT Super 116-C	350'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 92	Jackup	1982	MLT 116-C	210'/25,000'	United Kingdom	Under contract
VALARIS 104	Jackup	2002	KFELS MOD V-B	400'/30,000'	UAE	Preservation stacked[1]
VALARIS 106	Jackup	2005	KFELS MOD V-B	400'/30,000'	Indonesia	Future contract
VALARIS 107	Jackup	2006	KFELS MOD V-B	400'/30,000'	Australia	Under contract
VALARIS 108	Jackup	2007	KFELS MOD V-B	400'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 109	Jackup	2008	KFELS MOD V-Super B	350'/35,000'	Namibia	Preservation stacked[1]
VALARIS 110	Jackup	2015	KFELS MOD V-B	400'/35,000'	Qatar	Under contract
VALARIS 111	Jackup	2003	KFELS MOD V Enhanced B-Class	400'/36,000'	Croatia	Preservation stacked[1]
VALARIS 115	Jackup	2013	Baker Marine Pacific Class 400	400'/30,000'	Brunei	Under contract
VALARIS 116	Jackup	2008	LT 240- C	375'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 117	Jackup	2009	LT 240- C	350'/35,000'	Mexico	Under contract
VALARIS 118	Jackup	2012	LT 240- C	350'/35,000	Trinidad	Under contract
VALARIS 120	Jackup	2013	KFELS Super A	400'/40,000'	United Kingdom	Under contract
VALARIS 121	Jackup	2013	KFELS Super A	400'/40,000'	United Kingdom	Under contract
VALARIS 122	Jackup	2013	KFELS Super A	400'/40,000'	United Kingdom	Under contract
VALARIS 123	Jackup	2019	KFELS Super A	400'/40,000'	Netherlands	Under contract
VALARIS 140	Jackup	2016	LT Super 116E	340'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 141	Jackup	2016	LT Super 116E	340'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 143	Jackup	2010	LT EXL Super 116-E	350'/35,000'	UAE	Preservation stacked[1]
VALARIS 144	Jackup	2010	LT Super 116-E	350'/35,000'	Angola	Under contract

Rig Name	Rig Type	Year Delivered	Design	Maximum Water Depth/ Drilling Depth	Location	Status
Jackups (Continued)						
VALARIS 146	Jackup	2011	LT EXL Super 116-E	320'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 147	Jackup	2013	LT Super 116-E	350'/30,000'	UAE	Preservation stacked[1]
VALARIS 148	Jackup	2013	LT Super 116-E	350'/30,000'	UAE	Preservation stacked[1]
VALARIS 248	Jackup	2000	LT Super Gorilla	400'/35,000'	United Kingdom	Under contract
VALARIS 249	Jackup	2001	LT Super Gorilla	400'/35,000'	Trinidad	Under contract
VALARIS 250	Jackup	2003	LT Super Gorilla XL	550'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS Viking	Jackup	2010	KEFLS N Class	435'/35,000'	United Kingdom	Preservation stacked[1]
VALARIS Stavanger	Jackup	2011	KEFLS N Class	400'/35,000'	United Kingdom	Under contract
VALARIS Norway	Jackup	2011	KEFLS N Class	400'/35,000'	United Kingdom	Under contract

[1] Prior to stacking, upfront steps are taken to preserve the rig. This may include a quayside power source to dehumidify key equipment and/or provide electric current to the hull to prevent corrosion. Also, certain equipment may be removed from the rig for storage in a temperature-controlled environment. While stacked, large equipment that remains on the rig is periodically inspected and maintained by Valaris personnel. These steps are designed to reduce time and lower cost to reactivate the rig once returned to the active fleet.

We provide Mobile Offshore Drilling Units (MODUs) and associated services to support our clients' offshore exploration, appraisal, production and carbon capture and storage activities, including drilling new wells, servicing existing wells and eventually abandoning wells. Our MODUs are marine vessels that function as drilling rigs, equipped to drill offshore wells and, on occasion, install customer's surface and subsea equipment. The intended water depth, environmental conditions, well depth and geological conditions are the principal factors that determine the size and type of drilling unit most suitable for a particular offshore project.

Floater rigs consist of drillships and semisubmersibles. Drillships are purpose-built maritime vessels outfitted with drilling equipment packages. Drillships are self-propelled and can be positioned over a well location through the use of dynamic positioning systems. Our 13 drillships are capable of drilling in water depths of up to 12,000 feet.

Semisubmersibles are drilling rigs with pontoons and columns that are partially submerged at the drilling location to provide added stability during drilling operations. Semisubmersibles are held in a fixed location over the ocean floor either by mooring systems or through dynamic positioning. Our moored semisubmersible is capable of drilling in water depths of up to 8,000 feet and our dynamically positioned semisubmersible is capable of drilling in water depths of up to 10,000 feet.

Jackups are drilling rigs that operate in shallower water depths of 400 feet or less. They are self-elevating MODUs that can be towed to a field location and elevated above the waterline using leg-jacking systems. The cantilever and drilling equipment extends outward from the hull over fixed platforms or open water locations to allow well operations to take place. We currently have 31 jackup rigs in our fleet.

We own all rigs in our fleet and we manage the drilling operations for two platform rigs owned by a third-party.

We lease various office, warehouse and storage facilities worldwide, including our corporate offices in Houston, Texas and other offices and facilities located in various countries in North America, South America, Europe, Middle East, Africa and the Asia Pacific region. We own offices and other facilities in the U.S. (Louisiana) and Brazil.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

On April 30, 2021, the Company issued an aggregate of approximately 75.0 million Common Shares and Warrants are traded on the NYSE under the symbols "VAL" and "VAL WS", respectively.

Many of our shareholders hold shares electronically, all of which are owned by a nominee of the Depository Trust Company. We had 63 shareholders of record on February 1, 2026.

Dividends

We have not paid or declared any dividends on our Common Shares. Our Indenture and the 2028 Credit Agreement include provisions that limit our ability to pay dividends. Further, in connection with certain provisions within the Business Combination Agreement, we are restricted in our ability to declare dividends until the transaction is completed or the agreement is terminated.

Bermuda Tax

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermudian dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermudian dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our Common Shares.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the "CIT Act"), which became effective on January 1, 2025. The CIT Act imposes a tax on 15% of the net income of certain Bermuda constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). For years ended December 31, 2024 and prior, there was no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares.

Issuer Repurchases of Equity Securities

Our board of directors has authorized a share repurchase program (the "Share Repurchase Program") under which we may purchase up to $600.0 million of our outstanding Common Shares, subject to certain additional restrictions provided within the Business Combination Agreement. The Share Repurchase Program does not have a fixed expiration, may be modified, suspended or discontinued at any time and any repurchases made pursuant to the Share Repurchase Program are subject to compliance with applicable covenants and restrictions under our financing agreements.

The following table provides a summary of our repurchases of our equity securities during the quarter ended December 31, 2025 (in millions, except average price per share):

Issuer Purchases of Equity Securities

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Securities that May Yet Be Purchased Under Plans or Programs
October 1 - October 31	0.2	$ 51.61	0.2	$ 190.7
November 1 - November 30	0.1	$ 55.58	0.1	$ 183.3
December 1 - December 31	0.2	$ 51.47	0.2	$ 175.0
Total	0.5	$ 52.68	0.5	$ 175.0

Cumulative Total Shareholder Return

The chart below presents a comparison of the cumulative total shareholder return, assuming $100 invested on May 3, 2021 (first trading date after our emergence from bankruptcy) for Valaris Limited, the Standard & Poor's MidCap 400 Index and Dow Jones US Select Oil Equipment & Services Index (the "Industry Index").

COMPARISON OF CUMULATIVE TOTAL RETURN[1]
Among Valaris Limited, the S&P MidCap 400 Index and Industry Index



	May 3, 2021	Fiscal Years Ended December 31,				
	Relisting	2021	2022	2023	2024	2025
Valaris Limited	$ 100.0	$ 151.9	$ 285.3	$ 289.3	$ 186.7	$ 212.7
S&P MidCap 400	$ 100.0	$ 104.6	$ 91.0	$ 105.9	$ 120.7	$ 129.7
Industry Index	$ 100.0	$ 96.5	$ 160.7	$ 168.4	$ 155.1	$ 167.3

[1] Total return assuming reinvestment of dividends. Assumes $100 invested on May 3, 2021, which represents the first trading date after our emergence from bankruptcy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with "Item 1A. *Risk Factors*" of our Annual report on Form 10-K for the year ended December 31, 2025 and our consolidated financial statements and the notes in "Financial Statements and Supplementary Data."

The discussion of our results of operations and liquidity in this section includes comparisons for the years ended December 31, 2025 and 2024. For a similar discussion, including comparisons for the years ended December 31, 2024 and 2023, see "Part II. Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*" of our annual report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025.

INTRODUCTION

Our Business

We are a leading provider of offshore contract drilling services to the international oil and gas industry with operations in almost every major offshore market across six continents. Our fleet of offshore drilling rigs is among the largest in the world and includes one of the highest specification ultra-deepwater fleets, as well as a leading premium jackup fleet. As of February 20, 2026, we own 46 rigs, including 13 drillships, two semisubmersible rigs, 31 jackup rigs and a 50% equity interest in ARO, our 50/50 unconsolidated joint venture with Saudi Aramco, which owns an additional nine rigs.

Our customers include many of the leading international and government-owned oil and gas companies, in addition to many independent operators. We are among the most geographically diverse offshore drilling companies with global operations. The markets in which we operate include the Gulf of America, South America, the North Sea, the Mediterranean, the Middle East, Africa and Asia Pacific.

We provide drilling services on a day rate contract basis. Under day rate contracts, we provide an integrated drilling service that includes the provision of a drilling rig and rig crews for which we receive a daily rate that may vary between the full rate and zero rate throughout the duration of the contractual term, depending on the operations of the rig. We also may receive lump-sum fees or similar compensation for the mobilization, demobilization and capital upgrades of our rigs. Our customers bear substantially all of the costs of constructing the well and supporting drilling operations as well as the economic risk relative to the success of the well.

Our Industry

The offshore drilling industry is cyclical and primarily influenced by global energy demand, oil and gas supply dynamics and customer capital allocation decisions. Periods of oil oversupply generally place downward pressure on commodity prices, while periods of undersupply can result in higher and more volatile oil prices, influencing investment decisions across the upstream sector. While the oil market is currently in a period of oversupply, industry fundamentals are generally viewed as constructive over the medium to long term. Market participants generally expect the current oil supply imbalance to shift to a structurally tighter market over the next few years, driven by past underinvestment in upstream development and slowing production growth from non-OPEC sources. Industry studies, including those published by the International Energy Agency and the U.S. Energy Information Administration, indicate that substantial upstream investment is required to offset natural field declines and maintain existing production levels.

Against this backdrop, customers continue to emphasize the need for sustained investment in oil and gas to support secure, reliable and affordable energy supply, with increasing focus on offshore developments, particularly in deepwater. Compared to other sources of supply, deepwater projects typically offer large resource potential, competitive project economics and lower carbon intensity per barrel. Despite near-term commodity price uncertainty, customers are continuing to advance long-cycle offshore developments. Industry participants anticipate increased deepwater project sanctioning over the next five years across greenfield, brownfield and exploration opportunities. According to Rystad Energy estimates, approximately 70% of this expected activity is associated with projects with breakeven oil prices below $50 per barrel and over 80% is associated with projects with breakeven prices below $60 per barrel.

Operating results in the offshore drilling industry are directly related to the demand for and the available supply of drilling rigs, each of which affects rig utilization and day rates. While the balance of rig supply and demand can vary somewhat between regions, significant variations between most regions are generally short-term due to rig mobility. Rig attrition in the industry over the last decade, particularly for floaters, has resulted in a smaller global fleet of rigs that is available to meet customer demand.

Inflationary pressures impact our cost base, resulting in increased personnel costs as well as in the prices of goods and services required to operate our rigs or execute capital projects. Additionally, the weakening of the U.S. dollar against foreign currencies may increase costs in certain foreign jurisdictions in which we operate. We expect that our costs will continue to rise in the near term, particularly given the potential impact of increased tariffs on global trade, and although certain of our long-term contracts contain provisions for escalating costs, we cannot predict with certainty our ability to successfully claim recoveries of higher costs from our customers under these contractual stipulations.

Pending Business Combination with Transocean

On February 9, 2026, Valaris and Transocean (Valaris and Transocean, collectively, the "Parties" and each, a "Party"), entered into a Business Combination Agreement under which Transocean will acquire all of the issued and outstanding common shares of Valaris in exchange for shares of Transocean at an exchange ratio of 15.235 Transocean shares for each Valaris share. The Business Combination will be effected by way of a court-approved scheme of arrangement between Valaris and the holders of the Valaris shares pursuant to section 99 of the Companies Act 1981 of Bermuda, as amended. The Transocean shares are expected to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws. Following the consummation of the Business Combination, Transocean's existing shareholders and Valaris' existing shareholders will own approximately 53% and 47%, respectively, of the combined company on a fully diluted basis assuming conversion to shares of Transocean's exchangeable bonds due 2029.

Completion of the Business Combination is subject to customary closing conditions, including (1) the receipt of the requisite approvals of the Valaris shareholders and the Transocean shareholders, (2) the granting of the sanction order on terms consistent with the Business Combination Agreement, (3) the Transocean shares issued pursuant to the Business Combination Agreement having been approved for listing on the NYSE, (4) certain regulatory approvals having been obtained or any applicable waiting period having expired or been terminated, (5) no governmental authority within applicable jurisdictions having enacted or issued any law or order preventing or prohibiting the consummation of the Business Combination and (6) the absence of a Transocean Material Adverse Effect or a Valaris Material Adverse Effect. Therefore, the Business Combination Agreement may not be completed or may not be completed as timely as expected.

In addition, the Business Combination Agreement also contains certain customary termination rights in favor of each Party, including for the failure to receive the requisite approvals of the Valaris shareholders and Transocean shareholders. In addition, a Party may terminate the Business Combination Agreement, prior to the receipt of the requisite approval of the other Party's shareholders, if the other Party shall have made an Adverse Recommendation Change (as defined in the Business Combination Agreement). In addition, either Valaris or Transocean may terminate the Business Combination Agreement if the effective time shall not have occurred on or prior to February 9, 2027 (as such date may be extended in accordance with the terms of the Business Combination Agreement). If the Business Combination Agreement is terminated under specified circumstances, including if the Business Combination Agreement is terminated by Valaris for Transocean having made an Adverse Recommendation Change (as defined in the Business Combination Agreement), or for certain other triggering events, Valaris will be required to pay to Transocean a termination fee of $173.0 million.

The foregoing description of the Business Combination Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 with the Current Report on Form 8-K, filed with the SEC on February 10, 2026.

Backlog

Our contract drilling backlog reflects commitments represented by signed drilling contracts and is calculated by multiplying the contracted operating day rate by the contract period. The contracted day rate excludes certain types of lump sum fees for rig mobilization, demobilization, contract preparation, as well as customer reimbursables and bonus opportunities. Our backlog excludes ARO's backlog but includes backlog from our rigs leased to ARO at the contractual lease rates, which are subject to adjustment under the terms of the shareholder agreement governing the joint venture (the "Shareholder Agreement").

The ARO backlog presented below is 100% of ARO's backlog and is inclusive of backlog on both ARO owned rigs and rigs leased from us. As an unconsolidated 50/50 joint venture, when ARO realizes revenue from its backlog, 50% of the earnings thereon would be reflected in our results in equity in earnings of ARO in our Consolidated Statements of Operations. The earnings from ARO backlog with respect to rigs leased from us will be net of, among other things, payments to us under bareboat charters for those rigs. See "Note 3 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

The following table summarizes our and 100% of ARO's contract backlog of business as of February 17, 2026 and February 18, 2025 (in millions):

	February 17, 2026	February 18, 2025
Floaters [1]	$ 3,030.8	$ 2,024.0
Jackups [2]	1,125.8	1,313.0
Other [3]	515.7	271.5
Total	$ 4,672.3	$ 3,608.5
ARO [4]	$ 2,011.3	$ 1,422.9

[1] The increase for Floaters is primarily due to contract awards and extensions executed for various drillships, which resulted in incremental aggregate backlog of approximately $2.1 billion, partially offset by revenues realized.

[2] The decrease for Jackups is primarily due to revenues realized and the removal of approximately $120.0 million of backlog from VALARIS 120, which completed a drilling program in December 2025 at which time the contract was suspended. We no longer expect future revenues to be realized under that contract, which was previously scheduled through mid-2028. This decrease was partially offset by various contract awards and extensions executed, which resulted in incremental aggregate backlog of approximately $590.0 million.

[3] Other includes the backlog for our managed rig services and the bareboat charter backlog for the jackup rigs leased to ARO in order for ARO to fulfill certain of its drilling contracts with Saudi Aramco. The increase in Other is primarily due to five-year contract extensions for five of our leased rigs, VALARIS 116, VALARIS 140, VALARIS 141, VALARIS 146 and VALARIS 250, which resulted in incremental aggregate backlog of approximately $407.0 million, partially offset by revenues realized.

[4] The increase for ARO is primarily due to five-year contract extensions for the five rigs leased, referenced above, which resulted in incremental aggregate backlog of approximately $1.2 billion, partially offset by revenues realized.

The following table summarizes our and 100% of ARO's contract backlog as of February 17, 2026 and the periods in which revenues are expected to be realized (in millions):

	2026	2027	2028 and beyond	Total
Floaters	$ 1,023.0	$ 1,268.7	$ 739.1	$ 3,030.8
Jackups	520.0	430.1	175.7	1,125.8
Other	160.5	109.1	246.1	515.7
Total	$ 1,703.5	$ 1,807.9	$ 1,160.9	$ 4,672.3
ARO	$ 414.8	$ 407.3	$ 1,189.2	$ 2,011.3

The amount of actual revenues earned and the actual periods during which revenues are earned will be different from amounts disclosed in our backlog calculations due to a lack of predictability of various factors, including unscheduled repairs, maintenance requirements, weather delays, contract terminations or renegotiations and other factors.

Our drilling contracts generally contain provisions permitting early termination of the contract if the rig is lost or destroyed or by the customer if operations are suspended for a specified period of time due to breakdown of major rig equipment, unsatisfactory performance, "force majeure" events beyond the control of either party or other specified conditions. In addition, our drilling contracts generally permit early termination of the contract by the customer for convenience (without cause), exercisable upon advance notice to us, and in certain cases without making an early termination payment to us. There can be no assurances that our customers will be able to or willing to fulfill their contractual commitments to us.

BUSINESS ENVIRONMENT

Floaters

Within the floater segment, utilization for the global marketed drillship fleet was approximately 88% at the end of 2025 and included 13 drillships which were not working at year-end due to gaps between contracts. Market conditions are expected to improve as these rigs commence new contracts during 2026, including four Valaris drillships that are scheduled to return to work later in the year following idle periods between contracts. Customers continue to favor technically capable and efficient assets to support complex deepwater developments. Historically, seventh-generation drillships have achieved higher utilization and stronger day rates relative to older assets, a trend that is expected to continue. We believe we are well positioned in the market with 12 of 13 of our drillships being seventh-generation units.

Utilization for benign environment semisubmersibles, such as the remaining semisubmersible in our active fleet, continues to be lower than for drillships, and the outlook for this asset class remains challenging. In response to this market environment, we retired three benign environment semisubmersibles in 2025 and have classified VALARIS DPS-1 as held for sale as of December 31, 2025.

From a supply perspective, rig attrition over the past decade has resulted in a reduced global floater fleet to meet customer demand. The supply of benign environment floaters, such as those in our fleet, has decreased by more than 45% from a peak of approximately 280 rigs in 2014 to 150 rigs as of December 31, 2025. This decrease is primarily attributable to rig retirements, including 14 benign environment floaters retired in 2025. Further, given the expected high construction cost and lack of shipyard capacity, we do not believe that market conditions are supportive of floater newbuild construction for the foreseeable future.

Jackups

Global jackup utilization remains solid, with utilization at the end of 2025 of approximately 89%, driven primarily by national oil companies focused on energy security and infrastructure development. For example, Saudi Aramco recently recalled seven previously-suspended jackups to recommence operations in 2026 and there are other ongoing multi-rig tenders in the Middle East, which should further support the supply and demand balance of the global jackup fleet.

From a supply perspective, as of December 31, 2025, there were 494 jackups in the global fleet, with 29% of the current jackup fleet being more than 40 years of age with limited useful lives remaining. Further, we believe that some of the jackups that are currently idle are not competitive, either due to their age or the length of time stacked. Expenditures required to reactivate some of these rigs may prove cost prohibitive and drilling contractors may instead elect to scrap certain rigs.

RESULTS OF OPERATIONS

For the purposes of our discussion below, we refer to Revenues (exclusive of reimbursable revenues) and Contract drilling expenses (exclusive of depreciation and reimbursable expenses) as "revenues" and "contract drilling expenses", respectively. We typically receive reimbursements from our customers for purchases of supplies, equipment and incremental services provided at their request. These reimbursements and the related costs incurred are recognized on a gross basis within Reimbursable revenues and Reimbursable expenses, respectively. Changes within these line items generally do not have a material effect on our operating results or cash flows.

The following table summarizes our Consolidated Results of Operations for the years ended December 31, 2025 and 2024 (in millions, except percentages):

	Years Ended December 31,			%
	2025	2024	Change	Change
Operating revenues				
Revenues (exclusive of reimbursable revenues)	$ 2,207.9	$ 2,211.9	$ (4.0)	— %
Reimbursable revenues	161.1	150.7	10.4	7 %
Total operating revenues	2,369.0	2,362.6	6.4	— %
Operating expenses				
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	1,477.1	1,618.5	(141.4)	(9)%
Reimbursable expenses	152.6	142.4	10.2	7 %
Total contract drilling expenses (exclusive of depreciation)	1,629.7	1,760.9	(131.2)	(7)%
Loss on impairment	27.3	—	27.3	NM
Depreciation	146.3	122.1	24.2	20 %
General and administrative	97.1	116.3	(19.2)	(17)%
Total operating expenses	1,900.4	1,999.3	(98.9)	(5)%
Equity in earnings (losses) of ARO	8.4	(11.0)	19.4	(176)%
Operating income	477.0	352.3	124.7	35 %
Other income, net	75.3	17.9	57.4	321 %
Provision (benefit) for income taxes	(426.8)	0.4	(427.2)	NM
Net income	979.1	369.8	609.3	165 %
Net loss attributable to noncontrolling interests	3.7	3.6	0.1	3 %
Net income attributable to Valaris	$ 982.8	$ 373.4	$ 609.4	163 %

NM - Not meaningful

Overview

Revenues remained relatively flat in 2025 compared to 2024, largely driven by a net decrease of $316.9 million from fewer operating days relative to the prior year, primarily due to certain floaters which completed their contracts since 2024 and have been either warm stacked or retired, partially offset by a net increase of $225.5 million from higher average daily revenues, largely attributable to various rigs working under higher day rate contracts in 2025. Further contributing to the offset were incremental revenues of $72.4 million for VALARIS DS-7, following its reactivation and commencement of a contract in May 2024.

Contract drilling expenses decreased in 2025 compared to 2024, primarily due to lower operating costs of $93.7 million for certain of our floater rigs which have been warm stacked or retired after completing contracts since the end of the second quarter of 2024 and a $18.5 million net decrease in expenses related to VALARIS DS-7, which was largely driven by reactivation costs incurred in the prior year and were partially offset by incremental operating costs in 2025. For the remaining fleet, we had a decrease of $45.2 million from lower mobilization costs compared to the prior year, largely driven by VALARIS 247 and certain other rigs within the fleet which mobilized to commence new contracts during 2024. Further contributing to the decrease was the reversal of a 2024 accrual for a previously disclosed patent license litigation during 2025 due to a favorable outcome. These decreases were partially offset by a net increase of $28.8 million related to higher personnel-related costs on various rigs, largely driven by more operating days within the jackup fleet.

In connection with the retirements of VALARIS DPS-3, VALARIS DPS-5 and VALARIS DPS-6 (collectively, the "Retired Semis") and VALARIS 102 and VALARIS 145 (collectively, the "Retired Jackups"), and the classification of VALARIS DPS-1 as held for sale, we recognized non-cash losses on impairment of $27.3 million in 2025. See "Note 5 - Property and Equipment" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information regarding the retirement of these assets.

Depreciation expense increased in 2025 compared to 2024, primarily due to new assets placed in service, including those related to rigs that underwent capital upgrades.

General and administrative expenses decreased in 2025 compared to 2024, primarily due to $19.0 million of lower professional fees, partially related to a non-recurring $7.4 million cost recovery award recognized in 2025 related to fees incurred for the patent license litigation discussed above.

Other income, net, increased in 2025 compared to 2024, primarily due to an aggregate $115.4 million of pre-tax gains recognized in 2025 related to the sales of VALARIS 247, VALARIS 75 and an office in Angola. This increase was partially offset by unfavorable foreign currency exchange rate fluctuations of $28.1 million, lower interest income of $15.3 million and higher interest expense of $14.0 million.

Rig Counts, Utilization and Average Daily Revenue

The following table summarizes the total and active offshore drilling rigs for Valaris and ARO as of December 31, 2025 and 2024:

	2025	2024
Total Fleet		
Floaters[1]	15	18
Jackups[2]	24	28
Other[3]	7	7
Total Valaris	46	53
ARO[4]	9	9
Active Fleet [5]		
Floaters[6]	11	13
Jackups [7]	17	18
Other [3]	7	7
Active Fleet - Valaris	35	38
ARO [4]	9	9

[1] During 2025, VALARIS DPS-3, VALARIS DPS-5 and VALARIS DPS-6 were sold. VALARIS DPS-1 is included in the Floaters count but was reclassified to held for sale as of December 31, 2025.

[2] During 2025, VALARIS 75, VALARIS 247, VALARIS 102 and VALARIS 145 were sold.

[3] This represents the jackup rigs leased to ARO through bareboat charter agreements whereby substantially all operating costs are incurred by ARO. Rigs leased to ARO operate under long-term contracts with Saudi Aramco.

[4] This represents the jackup rigs owned by ARO, which are operating under long-term contracts with Saudi Aramco. This table does not include Kingdom 3 and Kingdom 4, which are newbuild jackups that are under construction in the Middle East.

[5] Active fleet represents rigs that are not preservation stacked or classified as held for sale and includes rigs that are in the process of being reactivated.

[6] During 2025, we classified VALARIS DPS-1 as held for sale, removing it from the active fleet, and sold VALARIS DPS-5.

[7] During 2025, we sold VALARIS 247.

We provide management services in the Gulf of America on two rigs owned by a third-party that are not included in the table above.

Operating results for our contract drilling services segment are largely dependent on two primary revenue metrics: utilization and day rates. The following table summarizes our and ARO's rig utilization and average daily revenue by reportable segment:

	Years Ended December 31,	
	2025	2024
Rig Utilization - Total Fleet [1]		
Floaters	54 %	61 %
Jackups	61 %	58 %
Other [2]	97 %	100 %
Total Valaris	65 %	67 %
ARO	86 %	80 %
Rig Utilization - Active Fleet [1]		
Floaters	71 %	83 %
Jackups	93 %	83 %
Other [2]	97 %	100 %
Total Valaris	87 %	87 %
ARO	86 %	80 %
Average Daily Revenue [3]		
Floaters	$ 386,000	$ 345,000
Jackups	138,000	121,000
Other [2]	51,000	38,000
Total Valaris	$ 179,000	$ 165,000
ARO	$ 113,000	$ 104,000

[1] Rig utilization for the total fleet and active fleet are derived by dividing the operating days by the number of days in the period for the total fleet and active fleet, respectively. Active fleet represents rigs that are not preservation stacked or classified as held for sale and includes rigs that are in the process of being reactivated. Operating days equals the total number of days that rigs have earned and recognized day rate revenue, including days associated with compensated downtime and mobilizations and excluding suspension periods. When revenue is deferred and amortized over a future period, for example, when we receive fees while mobilizing to commence a new contract or while being upgraded in a shipyard, the related days are excluded from operating days.

[2] Includes our two management services contracts and our rigs leased to ARO under bareboat charter contracts.

[3] Average daily revenue is derived by dividing Revenues (exclusive of reimbursable revenues), excluding contract termination fees, by the aggregate number of operating days.

Operating Income by Segment

Our business consists of four operating segments: (1) Floaters, which includes our drillships and semisubmersible rigs, (2) Jackups, (3) ARO and (4) Other, which consists of management services on rigs owned by third parties and the activities associated with our arrangements with ARO under the bareboat charter arrangements (the "Lease Agreements"). Floaters, Jackups and ARO are also reportable segments.

Our onshore support costs included within contract drilling expenses are not allocated to our operating segments for purposes of measuring segment operating income (loss) and as such, those costs are included in "Reconciling Items." Further, general and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income (loss) and are included in "Reconciling Items."

Because ARO is a 50/50 unconsolidated joint venture, its full operating results included below are not included within our consolidated results and thus are deducted under "Reconciling Items" and replaced with our equity in earnings of ARO. See "Note 3 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

Segment information for the years ended December 31, 2025 and 2024 is as follows (in millions).

Year Ended December 31, 2025

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Operating revenues:						
Revenues (exclusive of reimbursable revenues)	$ 1,224.1	$ 823.4	$ 571.0	$ 160.4	$ (571.0)	$ 2,207.9
Reimbursable revenues	36.5	89.4	—	35.2	—	161.1
Total operating revenues	1,260.6	912.8	571.0	195.6	(571.0)	2,369.0
Operating expenses:						
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	765.6	486.5	360.7	70.6	(206.3)	1,477.1
Reimbursable expenses	34.3	83.5	—	34.8	—	152.6
Total contract drilling expenses (exclusive of depreciation)	799.9	570.0	360.7	105.4	(206.3)	1,629.7
Loss on impairment	23.6	3.7	—	—	—	27.3
Depreciation	60.5	58.6	114.9	13.2	(100.9)	146.3
General and administrative	—	—	28.8	—	68.3	97.1
Equity in earnings of ARO	—	—	—	—	8.4	8.4
Operating income	$ 376.6	$ 280.5	$ 66.6	$ 77.0	$ (323.7)	$ 477.0

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Operating revenues:						
Revenues (exclusive of reimbursable revenues)	$ 1,382.8	$ 686.5	$ 512.5	$ 142.6	$ (512.5)	$ 2,211.9
Reimbursable revenues	57.9	68.4	—	24.4	—	150.7
Total operating revenues	1,440.7	754.9	512.5	167.0	(512.5)	2,362.6
Operating expenses:						
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	930.3	477.1	367.7	63.6	(220.2)	1,618.5
Reimbursable expenses	54.9	64.3	—	23.2	—	142.4
Total contract drilling expenses (exclusive of depreciation)	985.2	541.4	367.7	86.8	(220.2)	1,760.9
Loss on impairment	—	—	28.4	—	(28.4)	—
Depreciation	58.1	45.0	89.2	9.5	(79.7)	122.1
General and administrative	—	—	23.7	—	92.6	116.3
Equity in losses of ARO	—	—	—	—	(11.0)	(11.0)
Operating income	$ 397.4	$ 168.5	$ 3.5	$ 70.7	$ (287.8)	$ 352.3

Floaters

Floater revenues decreased $158.7 million, or 11%, in 2025 compared to 2024, primarily due to a net decrease of $346.6 million from fewer operating days relative to the prior year, primarily due to certain floaters which completed their contracts since the end of the second quarter of 2024 and have either been warm stacked or retired. This decrease was partially offset by $72.4 million of incremental revenues for VALARIS DS-7, following its reactivation and commencement of a new contract in May 2024, and a net increase of $107.6 million from higher average daily revenues for the remaining fleet, resulting from various rigs working under higher day rate contracts during 2025.

Floater contract drilling expenses decreased $164.7 million, or 18%, in 2025 compared to 2024, primarily due to lower operating costs of $93.7 million for certain of our floater rigs which have been warm stacked or retired since the end of the second quarter of 2024 and a $18.5 million net decrease in expenses related to VALARIS DS-7, which was largely driven by reactivation costs incurred in the prior year period and was partially offset by incremental operating costs in 2025. For the remaining fleet, we had a decrease of $17.3 million from lower mobilization costs as a result of certain drillships which mobilized in the prior year. Further contributing to the decrease was the reversal of a 2024 accrual for a previously disclosed patent license litigation recognized in 2025 due to a favorable outcome.

In connection with the retirement of the Retired Semis and the classification of VALARIS DPS-1 as held for sale in 2025, we recognized non-cash losses on impairment of $23.6 million during 2025. See "Note 5 - Property and Equipment" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information regarding the retirement of these assets.

Jackups

Jackup revenues increased $136.9 million, or 20%, in 2025 compared to 2024, largely driven by a net increase of $79.5 million from higher average daily revenues, primarily due to various rigs working under higher day rate contracts during 2025, and a net increase of $50.6 million from more operating days, primarily attributable to rigs which were preparing for new contracts or undergoing scheduled maintenance activities in the prior year.

Jackup contract drilling expenses increased $9.4 million, or 2%, in 2025 compared to 2024, primarily due to $32.1 million from higher personnel-related costs on various rigs as a result of more operating days during 2025, partially offset by $27.9 million of lower mobilization costs, largely attributable to VALARIS 247, which mobilized from the United Kingdom to Australia during the prior year.

In connection with the retirement of the Retired Jackups in 2025, we recognized a non-cash loss on impairment of $3.7 million during 2025. See "Note 5 - *Property and Equipment*" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information regarding the retirement of these assets.

Jackup depreciation expense increased $13.6 million, or 30%, in 2025 compared to 2024, primarily due to new assets placed in service for certain rigs that underwent capital upgrades.

ARO

The operating revenues of ARO reflect revenues earned under drilling contracts with Saudi Aramco for both the ARO-owned jackup rigs and the rigs leased from us. Contract drilling expenses are inclusive of the bareboat charter fees for the rigs leased from us. See "Note 3 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on ARO and related arrangements.

ARO revenues increased $58.5 million, or 11%, in 2025 compared to 2024, primarily due to incremental revenues of $47.5 million from Kingdom 2, which commenced operations in August 2024, and VALARIS 108, which we began leasing to ARO late in the first quarter of 2024. Further contributing to the increase were net increases of $38.4 million from more operating days for the remaining fleet, largely driven by certain rigs which were undergoing maintenance projects in the prior year, and $28.5 million from higher average daily revenues, driven by the commencement of five long-term contract extensions at higher day rates than those earned in the prior year. These increases were partially offset by a decrease of $55.9 million related to the contract terminations for VALARIS 143, VALARIS 147 and VALARIS 148 during 2024.

ARO contract drilling expenses decreased $7.0 million, or 2%, in 2025 compared to 2024, primarily due to a decrease of $55.2 million from lower operating costs for VALARIS 143, VALARIS 147 and VALARIS 148. This decrease was partially offset by $20.3 million of incremental operating costs for Kingdom 2 and VALARIS 108 and $19.4 million of increased bareboat charter lease expenses for five of our leased rigs which commenced long-term bareboat charter lease extensions at higher rates during 2025.

During the year ended December 31, 2024, ARO recorded non-cash losses on impairment totaling $28.4 million with respect to the contract terminations for VALARIS 143, VALARIS 147 and VALARIS 148. See "Note 3 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information regarding the impairment.

ARO depreciation expense increased $25.7 million, or 29%, in 2025 compared to 2024, primarily due to the addition of Kingdom 2 to the fleet and new assets placed in service for certain rigs that underwent capital upgrades.

Other

Other revenues increased $17.8 million, or 12%, in 2025 compared to 2024, primarily due to higher lease revenue of $16.8 million, largely attributable to five long-term bareboat charter lease extensions at higher rates for our leased rigs to ARO which commenced in 2025.

Other contract drilling expenses increased $7.0 million, or 11%, in 2025 compared to 2024, primarily due to higher personnel-related costs and increased repairs and maintenance costs.

Other Income (Expense), Net

The following table summarizes other income (expense), net (in millions):

	Years Ended December 31,	
	2025	**2024**
Net gain (loss) on sale of property	$ 118.6	$ (0.2)
Interest expense, net	(98.8)	(84.8)
Interest income	70.8	86.1
Net foreign currency exchange gains (losses)	(14.3)	13.8
Net periodic pension and retiree medical income (loss)	(0.9)	2.4
Other, net	(0.1)	0.6
	$ 75.3	$ 17.9

Net gains on sale of property in 2025 primarily related to the sales of VALARIS 247, VALARIS 75 and an office in Angola, which resulted in aggregate pre-tax gains of $115.4 million. See "Note 5 - Property and Equipment" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information regarding the rig sales.

Interest expense, net increased by $14.0 million, or 17%, in 2025 compared to 2024, primarily due to lower capitalized interest for VALARIS DS-13 and VALARIS DS-14, which were delivered at the end of 2023 and mobilized to the shipyard in 2024.

Interest income decreased by $15.3 million, or 18%, in 2025 compared to 2024, primarily due to a $15.8 million decrease in interest income earned on our outstanding Notes Receivable from ARO, which was largely driven by the recognition of $13.9 million of non-cash interest income related to an adjustment to the discount on our outstanding Notes Receivable with ARO as part of a net settlement agreement in the prior year period and a lower interest rate as a result of an annual interest rate reset that occurred at the end of 2024.

Net foreign currency exchange losses were $14.3 million in 2025 compared to $13.8 million of gains in 2024, primarily driven by unfavorable exchange rate movements in euros, Brazilian real, British pounds, Mexican pesos and Australian dollars. See "Note 1 - Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for further information on our functional currency.

Provision for Income Taxes

Valaris Limited is domiciled and a resident for tax purposes in Bermuda. Our subsidiaries conduct operations and earn income in numerous countries and are subject to the laws of taxing jurisdictions within those countries. The income of our non-Bermuda subsidiaries is not subject to Bermuda taxation.

Income tax rates and taxation systems in the jurisdictions in which our subsidiaries conduct operations vary and our subsidiaries are frequently subjected to minimum taxation regimes. In some jurisdictions, tax liabilities are based on gross revenues, statutory deemed profits or other factors, rather than on net income, and our subsidiaries are frequently unable to realize tax benefits when they operate at a loss. Accordingly, during periods of declining profitability, our income tax expense may not decline proportionally with income, which could result in higher effective income tax rates. Furthermore, we will continue to incur income tax expense in periods in which we operate at a loss.

Our drilling rigs frequently move from one taxing jurisdiction to another to perform contract drilling services. In some instances, the movement of drilling rigs among taxing jurisdictions will involve the transfer of ownership of the drilling rigs among our subsidiaries. As a result of frequent changes in the taxing jurisdictions in which our drilling rigs are operated and/or owned, changes in profitability levels and changes in tax laws, our annual effective income tax rate may vary substantially from one reporting period to another.

Effective Tax Rate

During the year ended December 31, 2025, we recorded an income tax benefit of $426.8 million and had an effective income tax rate of (77.3)%. The income tax benefit was primarily related to a net $523.2 million reduction of our valuation allowance, largely driven by changes in the balances of relevant positive and negative evidence considered when assessing the realization of our deferred tax assets in certain operating jurisdictions.

Our 2025 consolidated effective income tax rate includes a discrete tax expense of $153.7 million, primarily attributable to the establishment of a valuation allowance in connection with the retirement of the Retired Semis, partially offset by discrete tax benefit attributable to rig impairments. Excluding the impact of the aforementioned discrete tax items, the consolidated effective income tax rate was (92.2)% as of December 31, 2025.

During the year ended December 31, 2024, we recorded an income tax expense of $0.4 million and had an effective income tax rate of 0.1%. Our 2024 consolidated effective income tax rate includes a discrete tax benefit of $85.8 million, primarily attributable to changes in liabilities for unrecognized tax benefits associated with tax positions taken in prior years. Excluding the impact of the aforementioned discrete tax items, our consolidated effective income tax rate was 21.8% for the year ended December 31, 2024.

The changes in our consolidated effective income tax rate excluding discrete tax items during the two-year period result primarily from changes in the relative components of our earnings from the various taxing jurisdictions in which our drilling rigs are operated and/or owned and differences in tax rates in such taxing jurisdictions.

See "Note 10 - Income Taxes" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We expect to fund our short-term liquidity needs, including contractual obligations and anticipated capital expenditures, as well as working capital requirements, from cash and cash equivalents and cash flows from operations. Additionally, we have liquidity available under our senior secured revolving credit agreement, which matures in 2028 (the "2028 Credit Agreement."). We expect to fund our long-term liquidity needs, including contractual obligations and anticipated capital expenditures, from cash and cash equivalents, cash flows from operations, as well as cash to be received from the distribution of earnings from ARO. We may rely on the issuance of debt and/or equity securities in the future to supplement our liquidity needs, subject to certain restrictions provided within the Business Combination Agreement. However, the Indenture governing our 2030 Second Lien Notes, as defined below, dated as of April 19, 2023 (the "Indenture"), and the 2028 Credit Agreement contain covenants that limit our ability to incur additional indebtedness.

Our cash and cash equivalents as of December 31, 2025 and 2024, were $599.4 million and $368.2 million, respectively. We have no debt principal payments due until 2030 and had $375.0 million available for borrowing, including up to $150.0 million for the issuance of letters of credit, under the 2028 Credit Agreement as of February 13, 2026. See "Note 6 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the 2028 Credit Agreement and the 8.375% Second Lien Notes due 2030 (the "2030 Second Lien Notes").

Cash Flows and Capital Expenditures

Absent periods where we have significant financing or investing transactions or activities, such as debt or equity issuances, share repurchases, debt repayments, business combinations or asset sales, our primary sources and uses of cash are driven by cash generated from or used in operations and capital expenditures. Our net cash provided by operating activities and capital expenditures were as follows (in millions):

	Years Ended December 31,	
	2025	**2024**
Net cash provided by operating activities	$ 546.2	$ 355.4
Capital expenditures	$ (343.5)	$ (455.1)

During the year ended December 31, 2025, we generated $546.2 million of cash flow from operating activities primarily due to operating income for the year of $477.0 million, approximately $26.0 million of tax refunds received from the Australian tax authority during the first quarter of 2025 and other changes in working capital. An additional source of cash was $137.9 million of cash proceeds related to the sales of certain assets in 2025. Our primary uses of cash were $343.5 million for maintenance and upgrades of our drilling rigs and $100.0 million for our share repurchase program, which is discussed further below.

During the year ended December 31, 2024, we generated $355.4 million of cash flow from operating activities primarily due to operating income for the year of $352.3 million. Our primary uses of cash were $455.1 million for maintenance and upgrades of our drilling rigs, reactivation costs and costs to mobilize VALARIS DS-13 and VALARIS DS-14 to their stacking location after their delivery. Additionally, we spent $126.4 million under our share repurchase program during the year, which is discussed further below.

We completed our most recent rig reactivation project in the first half of 2024. Generally, most of the reactivation costs are operating expenses, recognized in the income statement, related to de-preservation activities, including reinstalling key pieces of equipment and crew costs. Capital expenditures during reactivations include rig modifications, equipment overhauls and any customer required capital upgrades. We are generally compensated for any customer-specific enhancements.

Based on our current projections, we expect capital expenditures during 2026 to approximate $425.0 million to $475.0 million, primarily relating to maintenance and upgrade projects, including contract-specific capital expenditures. Depending on market conditions, contracting activity and future opportunities, we may make additional capital expenditures to upgrade rigs for customer requirements and acquire additional rigs, subject to certain restrictions within the Business Combination Agreement.

We review from time to time possible acquisition opportunities relating to our business, which may include the acquisition of rigs or other businesses. The timing, size or success of any acquisition efforts and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such efforts with cash on hand and proceeds from debt and/or equity issuances and may issue equity directly to the sellers. Our ability to obtain capital for additional projects to implement our growth strategy over the longer term will depend on our future operating performance, restrictions to incur additional debt in the Indenture and the 2028 Credit Agreement, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to shareholders.

Our business strategy has been to focus on ultra-deepwater floater and premium jackup operations and de-emphasize other assets and operations that no longer meet our standards for economic returns. While taking into account certain restrictions on the sales of assets under our debt agreements and within the Business Combination Agreement, as part of our strategy, we may act opportunistically from time to time to monetize assets to enhance shareholder value and improve our liquidity profile, in addition to reduce holding costs by selling or disposing of lower-specification or non-core rigs.

We sold the following rigs during the years ended December 31, 2025 and 2024 (in millions):

Rig	Date of Sale	Segment[1]	Net Proceeds[2]	Pre-tax Gain on sale (Loss on Impairment)
Retired Jackups [3]	December 2025	Jackups	$ 0.5	$ (3.7)
VALARIS 247	August 2025	Jackups	103.9	88.4
Retired Semis [3]	April 2025	Floaters	7.8	(7.8)
VALARIS 75 [4]	January 2025	Jackups	23.8	23.0
			$ 136.0	$ 99.9

[1] Classification denotes the location of any prior operating results, gain on sale or loss on impairment for the respective rig in our Consolidated Statements of Operations.

[2] Represents gross proceeds less certain selling and transaction costs, including brokerage fees, commissions and other directly related expenses.

[3] The Retired Semis and Retired Jackups were sold for recycling and removed from service during 2025.

[4] Of the proceeds related to the sale of VALARIS 75, approximately $14.0 million was collected upon closing in January 2025, $5.0 million was collected in January 2026, and the remaining $5.0 million is expected to be received on the second anniversary of the closing.

Financing and Capital Resources

2030 Second Lien Notes

In 2023, the Company and Valaris Finance Company LLC ("Valaris Finance," together, the "Issuers"), issued and sold $1.1 billion in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the "2030 Second Lien Notes"). The 2030 Second Lien Notes mature on April 30, 2030 and bear an interest rate of 8.375% per annum. Interest is payable semi-annually in arrears on April 30 and October 30 of each year. See "Note 6 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the 2030 Second Lien Notes.

2028 Credit Agreement

The 2028 Credit Agreement provides for commitments permitting borrowings of up to $375.0 million (which may be increased, subject to the satisfaction of certain conditions and the agreement of lenders to provide such additional commitments, by an additional $200.0 million pursuant to the terms of the 2028 Credit Agreement) and includes a $150.0 million sublimit for the issuance of letters of credit. Valaris Finance and certain other subsidiaries of the Company (together with Valaris Finance, the "Guarantors") guarantee the Company's obligations under the 2028 Credit Agreement, and the lenders have a first priority lien on the assets securing the 2028 Credit Agreement. The commitments under the 2028 Credit Agreement became available to be borrowed on April 19, 2023.

See "Note 6 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the 2028 Credit Agreement.

Investment in ARO and Notes Receivable from ARO

We expect to receive cash from ARO in the future both from the maturity of our Notes Receivable from ARO and from the distribution of earnings from ARO.

The distribution of earnings to the joint-venture partners is at the discretion of the ARO board of managers, consisting of 50/50 membership of managers appointed by Saudi Aramco and managers appointed by us, with approval required by both shareholders. The timing and amount of any cash distributions to the joint-venture partners cannot be predicted with certainty and will be influenced by various factors, including the liquidity position and capital allocation priorities of ARO. ARO has not made a cash distribution of earnings to its partners since its formation. ARO had cash and cash equivalents of $99.3 million as of December 31, 2025.

The Notes Receivable from ARO, which are governed by the laws of Saudi Arabia, mature during 2027 and 2028. We expect to agree to extend the maturity of the Notes Receivable from ARO to facilitate its capital allocation priorities, in particular its newbuild jackup rig program. Notwithstanding any extension of the maturity, in the event that ARO does not repay the Notes Receivable from ARO when they become due, we would require the prior consent of our joint venture partner to enforce ARO's payment obligations. In 2025, interest owed by ARO on the Notes Receivable from ARO of $24.1 million was paid in kind in December 2025 by increasing the principal balance of the Notes Receivable from ARO.

See "Note 3 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on our investment in ARO and Notes Receivable from ARO.

The following table summarizes the maturity schedule of our Notes Receivable from ARO as of December 31, 2025 (in millions):

Maturity Date	Principal Amount
October 2027	$ 227.3
October 2028	173.4
Total	$ 400.7

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2025 and the periods in which such obligations are due (in millions):

	Payments due by period				
	2026	2027 and 2028	2029 and 2030	Thereafter	Total
Principal payments on long-term debt	$ —	$ —	$ 1,100.0	$ —	$ 1,100.0
Interest payments on long-term debt	92.1	184.3	138.2	—	414.6
Operating leases	39.8	33.7	6.2	0.4	80.1
Total contractual obligations[1]	$ 131.9	$ 218.0	$ 1,244.4	$ 0.4	$ 1,594.7

[1] Contractual obligations do not include $136.2 million of unrecognized tax benefits, inclusive of interest and penalties, included within Other liabilities on our Consolidated Balance Sheet as of December 31, 2025. We are unable to specify with certainty whether we would be required to and in which periods we may be obligated to settle such amounts.

In connection with our 50/50 unconsolidated joint venture, we have a potential obligation to fund ARO for newbuild jackup rigs. The Shareholder Agreement specifies that ARO shall purchase 20 newbuild jackup rigs. The joint venture partners intend for the newbuild jackup rigs to be financed from available cash on hand and from ARO's operations and/or funds available from third-party financing. The first two newbuild jackups, Kingdom 1 and Kingdom 2, were delivered and commenced operations in 2023 and 2024, respectively. In October 2023, ARO entered into a $359.0 million term loan to finance the remaining payments due upon delivery of the two rigs and for general corporate purposes. The term loan matures in eight years following the related drawdown under the term loan and requires equal quarterly amortization payments during the term, with a 50% balloon payment due at maturity. The term loan bears interest based on the three-month Secured Overnight Financing Rate ("SOFR") plus a margin ranging from 1.25% to 1.4%. In 2024, ARO entered into a revolving credit facility which provides for borrowings of up to $100.0 million, which was amended in the fourth quarter of 2025 to increase the maximum borrowings to $150.0 million. As of December 31, 2025, there were no amounts outstanding under this facility. Our Notes Receivable from ARO are subordinated and junior in right of payment to both ARO's term loan and credit facility.

In October 2024 and November 2025, ARO ordered the third and fourth newbuild jackups, Kingdom 3 and Kingdom 4, respectively, for a purchase price of approximately $300.0 million each. ARO paid a 25% down payment upon ordering Kingdom 3 from cash on hand in 2024 and made payments of $43.8 million related to the 25% down payment for Kingdom 4 from cash on hand as of December 31, 2025, with the remaining down payment balance payable in monthly installments through May 2026. ARO expects these newly ordered jackup rigs to be financed from cash on hand or from operations or funds available from third-party financing. In the event ARO has insufficient cash or is unable to obtain third-party financing, each partner may periodically be required to make additional capital contributions to ARO, up to a maximum aggregate contribution of $1.25 billion from each partner to fund the newbuild program. Beginning with the delivery of the second newbuild, each partner's commitment is reduced by the lesser of the actual cost of each newbuild rig or $250.0 million, on a proportionate basis. Following the delivery of Kingdom 2, our commitment to fund the newbuild program has been reduced to $1.1 billion. See "Note 3 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on ARO.

Other Commitments

We have other commitments that we are contractually obligated to fulfill with cash under certain circumstances. As of December 31, 2025, we were contingently liable for an aggregate amount of $35.4 million under outstanding letters of credit, which guarantee our performance as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these letters of credit are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2025, we had collateral deposits in the amount of $16.3 million with respect to these agreements.

The following table summarizes our other commitments as of December 31, 2025 (in millions):

	Commitment expiration by period				
	2026	2027 and 2028	2029 and 2030	Thereafter	Total
Letters of credit	$ 5.1	$ 25.3	$ 5.0	$ —	$ 35.4

Tax Assessments

In February 2024, one of our Malaysian subsidiaries received an unfavorable court decision regarding a tax assessment for the 2012-2017 tax years totaling approximately MYR117.0 million (approximately $29.0 million converted at current quarter-end exchange rates), including a late payment penalty. In July 2024, we received a payment demand from the Malaysian tax authority for the full assessment amount. In order to further contest the assessment, we made payments of approximately $8.0 million and $18.0 million in 2025 and 2024, respectively, for aggregate total payments of $26.0 million as of December 31, 2025. These payments are included within Other assets in the Consolidated Balance Sheets. There are no further payments remaining as of December 31, 2025. We have not recorded a liability for uncertain tax positions as of December 31, 2025, related to this assessment based on a more-likely-than-not threshold. We believe our tax returns are materially correct as filed and will vigorously contest this assessment.

During 2019, the Australian tax authorities issued aggregate tax assessments totaling approximately A$101.0 million, plus interest, related to the examination of certain of our tax returns for the years 2011 through 2016. During the third quarter of 2019, we made a A$42.0 million payment (approximately $29.0 million at then-current exchange rates) to the Australian tax authorities to litigate the assessment. In December 2024, we reached a settlement agreement with the Australian tax authorities for A$4.0 million (approximately $2.0 million at then-current exchange rates). Accordingly, we released approximately $18.0 million of the uncertain tax position liability previously recognized and recognized a corresponding tax benefit in our Consolidated Statements of Operations for these assessments in 2024. We no longer had a liability for unrecognized tax benefits relating to these assessments as of December 31, 2024. During the first quarter of 2025, we received refunds (including interest) totaling A$42.0 million (approximately $26.0 million at then-current-period exchange rates).

See "Note 10 - Income Taxes" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on these tax assessments.

Share Repurchase Program

Our board of directors has authorized a share repurchase program under which we may purchase up to $600.0 million of our outstanding common shares. The following table summarizes shares repurchases, aggregate cost and the average per share price (in millions, except average per share price):

	Years Ended December 31,		
	2025	**2024**	**2023**
Shares repurchased	2.0	2.2	3.0
Total aggregate cost	$ 100.0	$ 125.0	$ 200.0
Average per share price	$ 49.78	$ 56.11	$ 66.77

As of December 31, 2025, we had approximately $175.0 million available for share repurchases pursuant to the Share Repurchase Program, subject to certain restrictions provided within the Business Combination Agreement.

Effects of Climate Change and Climate Change Regulation

GHG emissions have increasingly become the subject of international, national, regional, state and local attention, and in recent years, the U.S. has taken evolving and divergent positions on GHG regulations and commitments. For example, the U.S. initiated the process of withdrawing from the Paris Agreement in January 2025 and completed its withdrawal in January 2026, after previously reentering it in February 2021. In November 2021, the U.S. and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy. New regulatory action and/or legislation targeting GHG emissions, or prohibiting, restricting, or delaying oil and gas development activities in certain areas, may be proposed and/or promulgated at the state or local level of the U.S.

In an effort to reduce GHG emissions, governments have implemented or considered legislative and regulatory mechanisms to institute carbon pricing mechanisms, such as the EU's Emission Trading System, and to impose technical requirements to reduce carbon emissions. Governments have also proposed, implemented or amended new or enhanced disclosure requirements related to climate change matters and GHG emissions that may increase compliance and disclosure costs. In January 2023, the EU enacted the Corporate Sustainability Reporting Directive to require sustainability reporting across a broad range of sustainability topics for both EU and non-EU companies. In 2025, the EU delayed the reporting timeline for many in-scope companies and, in December 2025, continued to progress on amendments that would limit the number of companies obligated to report under the law. These requirements could apply to us as early as 2028 (for fiscal year 2027) for certain of our EU subsidiaries and at the consolidated entity level in 2029 (for fiscal year 2028).

During 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climatic changes. These findings allowed the agency to proceed with the adoption and implementation of regulations to restrict GHG emissions under existing provisions of the Clean Air Act that establish permitting requirements, including emissions control technology requirements, for certain large stationary sources that are potential major sources of GHG emissions. The EPA has also adopted rules requiring annual monitoring and reporting of GHG emissions from specified sources in the U.S., including, among others, certain onshore and offshore oil and natural gas production facilities, although in 2025, the EPA proposed rules that would rescind the 2009 endangerment finding and, accordingly, rescind regulations promulgated on the basis of that finding. In the absence of federal legislation, almost half of the states have begun to address GHG emissions, primarily through the development or planned development of emission inventories or regional GHG cap-and-trade programs and commitments to contribute to meeting the goals of the Paris Agreement.

Future legislation or regulation of GHG emissions could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. Depending on the particular program, we, or our customers, could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. It is uncertain whether any of these initiatives will be implemented and what the impact of such initiatives would have on our financial condition, operating results and cash flows.

In connection with our sustainability-related efforts, during 2025, we spent approximately $4.1 million. Our sustainability initiatives will continue to require, among other actions, investment in systems and equipment and cooperation with our customers.

MARKET RISK

Interest Rate Risk

Our outstanding debt at December 31, 2025 consisted of our $1.1 billion aggregate principal amount of 2030 Second Lien Notes. We are subject to interest rate risk on our fixed-interest rate borrowings. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates impacting the fair value of the debt.

Our 2028 Credit Agreement provides for commitments permitting borrowings of up to $375.0 million at December 31, 2025. As the interest rates for such borrowings are at variable rates, we are subject to interest rate risk. As of December 31, 2025, we had no outstanding borrowings under the 2028 Credit Agreement.

Our Notes Receivable from ARO bear interest based on the one-year term SOFR rate, set as of the end of the year prior to the year applicable, plus 2.10%. As the Notes Receivable from ARO bear interest on the applicable SOFR rate determined at the end of the preceding year, the rate governing our interest income in 2026 has already been determined. A hypothetical 1% decrease to SOFR would decrease interest income for the year ended December 31, 2026 by $4.0 million based on the principal amount outstanding at December 31, 2025 of $400.7 million.

Foreign Currency Risk

Our functional currency is the U.S. dollar. As is customary in the oil and gas industry, a majority of our revenues and expenses are denominated in U.S. dollars; however, a portion of the revenues earned and expenses incurred by certain of our subsidiaries are denominated in currencies other than the U.S. dollar. We are exposed to foreign currency exchange risk to the extent the amount of our monetary assets denominated in the foreign currency differs from our obligations in the foreign currency or revenue earned differs from costs incurred in the foreign currency. We do not currently hedge our foreign currency risk.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires us to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Our significant accounting policies are included in "Note 1 - Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Financial Statements and Supplementary Data." These policies, along with our underlying judgments and assumptions made in their application, have a significant impact on our consolidated financial statements.

We identify our critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and operating results and that require the most difficult, subjective and/or complex judgments regarding estimates in matters that are inherently uncertain. Our critical accounting policies are those related to property and equipment, income taxes and pension and other post-retirement benefits.

Property and Equipment

As of December 31, 2025, the carrying value of our property and equipment totaled $2.1 billion, which represented 39% of total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate our estimates, judgments and assumptions relative to the capitalized costs, useful lives and salvage values of our rigs.

We develop and apply property and equipment accounting policies that are designed to appropriately and consistently capitalize those costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair or maintain the existing condition or useful lives of our assets. The development and application of such policies require estimates, judgments and assumptions relative to the nature of, and benefits from, expenditures on our assets. We establish property and equipment accounting policies that are designed to depreciate our assets over their estimated useful lives. We have identified the significant components of our drilling rigs and ascribed useful lives based on the expected time until the next required overhaul or the end of the expected economic lives of the components.

The judgments and assumptions used in determining the next overhaul or the economic lives of the components of our property and equipment reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, judgments and assumptions in the establishment of our property and equipment accounting policies, especially those involving the useful lives of the significant components our rigs, would likely result in materially different asset carrying values and operating results.

The useful lives of our drilling rig components are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and natural gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We evaluate the remaining useful lives of our rig components on a periodic basis, considering operating condition, functional capability and market and economic factors.

Our fleet of 14 floater rigs, excluding our held-for-sale rig, represented 57% of the gross cost and 59% of the net carrying amount of our depreciable property and equipment as of December 31, 2025. Our fleet of 31 jackup rigs represented 40% of the gross cost and 39% of the net carrying amount of our depreciable property and equipment as of December 31, 2025.

Income Taxes

We conduct operations and earn income in numerous countries and are subject to the laws of numerous tax jurisdictions. As of December 31, 2025, our Consolidated Balance Sheet included a $1,334.5 million net deferred income tax asset, a $59.4 million liability for income taxes currently payable and a $136.2 million liability for unrecognized tax benefits, inclusive of interest and penalties.

The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies and are based on estimates, judgments and assumptions regarding future operating results and levels of taxable income. Carryforwards and tax credits are assessed for realization as a reduction of future taxable income by using a more-likely-than-not determination. We do not offset deferred tax assets and deferred tax liabilities attributable to different tax paying jurisdictions.

We do not provide deferred taxes on the undistributed earnings of certain subsidiaries because our policy and intention is to reinvest such earnings indefinitely. Should we make a distribution from these subsidiaries in the form of dividends or otherwise, we may be subject to additional income taxes.

The carrying values of liabilities for income taxes currently payable and unrecognized tax benefits are based on our interpretation of applicable tax laws and incorporate estimates, judgments and assumptions regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, judgments and assumptions in connection with accounting for income taxes, especially those involving the deployment of tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and operating results.

We operate in several jurisdictions where tax laws relating to the offshore drilling industry are not well developed. In jurisdictions where available statutory law and regulations are incomplete or underdeveloped, we obtain professional guidance and consider existing industry practices before utilizing tax planning strategies and meeting our tax obligations. Our tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information.

Tax returns are routinely subject to audit in most jurisdictions and tax liabilities occasionally are finalized through a negotiation process. In some jurisdictions, income tax payments may be required before a final income tax obligation is determined in order to avoid significant penalties and/or interest. While we historically have not experienced significant adjustments to previously recognized tax assets and liabilities as a result of finalizing tax returns, there can be no assurance that significant adjustments will not arise in the future. In addition, there are several factors that could cause the future level of uncertainty relating to our tax liabilities to increase, including the following:

- In order to utilize tax planning strategies and conduct operations efficiently, our subsidiaries frequently enter into transactions with affiliates that are generally subject to complex tax regulations and are frequently reviewed and challenged by tax authorities.

- We may conduct future operations in certain tax jurisdictions where tax laws are not well developed, and it may be difficult to secure adequate professional guidance.

- Tax laws, regulations, agreements, treaties and the administrative practices and precedents of tax authorities change frequently, requiring us to modify existing tax strategies to conform to such changes.

Pension and Other Postretirement Benefits

Our pension and other postretirement benefit liabilities and costs are based upon actuarial computations that reflect our assumptions about future events, including long-term asset returns, interest rates, mortality rates, annual compensation increases, and other factors. Key assumptions at December 31, 2025, included (1) a weighted average discount rate of 5.34% to determine pension benefit obligations, (2) a weighted average discount rate of 5.54% to determine net periodic pension cost and (3) an expected long-term rate of return on pension plan assets of 6.44% to determine net periodic pension cost. The assumed discount rate is based upon the average yield for either Moody's or Standard & Poor's Aa-rated corporate bonds, and the rate of return assumption reflects a probability distribution of expected long-term returns that is weighted based upon plan asset allocations.

Using our key assumptions at December 31, 2025, a one-percentage-point decrease in the assumed discount rate would increase our recorded pension and other postretirement benefit liabilities by approximately $52.4 million, while a one-percentage-point decrease (increase) in the expected long-term rate of return on plan assets would increase (decrease) annual net benefits cost by approximately $4.6 million. To develop the expected long-term rate of return on assets assumption, we considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plan, which increased to 6.62% at December 31, 2025 from 6.44% at December 31, 2024. See "Note 9 - Pension and Other Post Retirement Benefits" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information on our pension and other postretirement benefit plans.

NEW ACCOUNTING PRONOUNCEMENTS

See "Note 1 - Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for information on new accounting pronouncements.

Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) or 15d-15(f). Our internal control over financial reporting system is designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, we have concluded that our internal control over financial reporting is effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm who audited our consolidated financial statements, has issued an audit report on our internal control over financial reporting. KPMG LLP's audit report on our internal control over financial reporting is included herein.

February 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Valaris Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Valaris Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income tax positions pertaining to certain tax transactions

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company evaluated the income tax effect of certain transactions which often requires local country tax expertise and judgment. This requires the Company to interpret complex tax laws in multiple jurisdictions to assess whether its tax positions have a more than 50 percent likelihood of being sustained with the taxing authorities.

We identified the assessment of income tax positions pertaining to certain tax transactions as a critical audit matter. Complex auditor judgment was required to evaluate the Company's assessment that certain tax positions have a more than 50 percent likelihood of being sustained with the taxing authorities. In addition, specialized skills and knowledge were required to evaluate the Company's interpretation of tax laws in the applicable jurisdictions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process. This included controls related to the interpretation of tax laws applicable to certain transactions and the assessment that tax positions pertaining to those transactions have a more than 50 percent likelihood of being sustained with taxing authorities. We involved tax professionals with specialized skills and knowledge, who assisted on evaluating the Company's interpretation of local tax laws and assessment of whether tax positions had a greater than 50 percent likelihood of being sustained with taxing authorities.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Houston, Texas
February 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Valaris Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Valaris Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
February 20, 2026

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

		Years Ended December 31,				
		2025		**2024**		**2023**
OPERATING REVENUES						
Revenues (exclusive of reimbursable revenues)	$	2,207.9	$	2,211.9	$	1,676.0
Reimbursable revenues		161.1		150.7		108.2
Total operating revenues		2,369.0		2,362.6		1,784.2
OPERATING EXPENSES						
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)		1,477.1		1,618.5		1,440.4
Reimbursable expenses		152.6		142.4		103.2
Total contract drilling expenses (exclusive of depreciation)		1,629.7		1,760.9		1,543.6
Loss on impairment		27.3		—		—
Depreciation		146.3		122.1		101.1
General and administrative		97.1		116.3		99.3
Total operating expenses		1,900.4		1,999.3		1,744.0
EQUITY IN EARNINGS (LOSSES) OF ARO		8.4		(11.0)		13.3
OPERATING INCOME		477.0		352.3		53.5
OTHER INCOME (EXPENSE)						
Interest income		70.8		86.1		101.4
Interest expense, net		(98.8)		(84.8)		(68.9)
Other, net		103.3		16.6		(1.8)
Total other income		75.3		17.9		30.7
INCOME BEFORE INCOME TAXES		552.3		370.2		84.2
PROVISION (BENEFIT) FOR INCOME TAXES						
Current income tax expense (benefit)		88.3		(5.4)		3.8
Deferred income tax expense (benefit)		(515.1)		5.8		(786.4)
Total provision (benefit) for income taxes		(426.8)		0.4		(782.6)
NET INCOME		979.1		369.8		866.8
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS		3.7		3.6		(1.4)
NET INCOME ATTRIBUTABLE TO VALARIS	$	982.8	$	373.4	$	865.4
EARNINGS PER SHARE						
Basic	$	13.92	$	5.18	$	11.68
Diluted	$	13.86	$	5.12	$	11.51
WEIGHTED-AVERAGE SHARES OUTSTANDING						
Basic		70.6		72.1		74.1
Diluted		70.9		72.9		75.2

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended December 31,		
	2025	**2024**	**2023**
NET INCOME	$ 979.1	$ 369.8	$ 866.8
OTHER COMPREHENSIVE INCOME, NET			
Net changes in pension and other postretirement plan assets and benefit obligations recognized in other comprehensive income	24.5	10.9	10.8
Foreign currency translation adjustments	2.2	(1.9)	(0.3)
NET OTHER COMPREHENSIVE INCOME	26.7	9.0	10.5
COMPREHENSIVE INCOME	1,005.8	378.8	877.3
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3.7	3.6	(1.4)
COMPREHENSIVE INCOME ATTRIBUTABLE TO VALARIS	$ 1,009.5	$ 382.4	$ 875.9

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except par value amounts)

	December 31,	
ASSETS	**2025**	**2024**
CURRENT ASSETS		
Cash and cash equivalents	$ 599.4	$ 368.2
Accounts receivable, net	474.8	571.2
Assets held for sale	6.4	—
Other current assets	144.7	139.3
Total current assets	1,225.3	1,078.7
PROPERTY AND EQUIPMENT, AT COST	2,598.3	2,309.4
Less accumulated depreciation	509.5	376.5
Property and equipment, net	2,088.8	1,932.9
LONG-TERM NOTES RECEIVABLE FROM ARO	345.0	296.2
INVESTMENT IN ARO	121.8	113.4
DEFERRED TAX ASSETS	1,364.2	849.5
OTHER ASSETS	159.7	149.1
Total assets	$ 5,304.8	$ 4,419.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$ 348.2	$ 328.5
Accrued liabilities and other	343.4	351.0
Total current liabilities	691.6	679.5
LONG-TERM DEBT	1,086.0	1,082.7
DEFERRED TAX LIABILITIES	29.7	30.1
OTHER LIABILITIES	325.8	383.2
Total liabilities	2,133.1	2,175.5
COMMITMENTS AND CONTINGENCIES (Note 11)		
VALARIS SHAREHOLDERS' EQUITY		
Common shares, $0.01 par value, 700.0 shares authorized, 76.4 and 76.2 shares issued, 69.2 and 71.0 shares outstanding as of December 31, 2025 and 2024 respectively	0.8	0.8
Preference shares, $0.01 par value, 150.0 shares authorized, no shares issued as of December 31, 2025 and 2024	—	—
Stock warrants	16.4	16.4
Additional paid-in capital	1,134.9	1,113.3
Retained earnings	2,381.7	1,398.9
Accumulated other comprehensive income	60.9	34.2
Treasury shares, at cost, 7.2 and 5.2 shares as of December 31, 2025 and 2024, respectively	(425.1)	(325.1)
Total Valaris shareholders' equity	3,169.6	2,238.5
NONCONTROLLING INTERESTS	2.1	5.8
Total shareholders' equity	3,171.7	2,244.3
Total liabilities and shareholders' equity	$ 5,304.8	$ 4,419.8

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2025	**2024**	**2023**
OPERATING ACTIVITIES			
Net income	$ 979.1	$ 369.8	$ 866.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense (benefit)	(515.1)	5.8	(786.4)
Depreciation expense	146.3	122.1	101.1
Net (gain) loss on sale of property	(118.6)	0.2	(28.6)
Loss on impairment	27.3	—	—
Share-based compensation expense	25.2	27.7	27.3
Accretion of discount on the Notes Receivable from ARO	(24.7)	(40.0)	(28.3)
Equity in losses (earnings) of ARO	(8.4)	11.0	(13.3)
Loss on extinguishment of debt	—	—	29.2
Changes in contract liabilities	(41.0)	(31.7)	4.9
Changes in deferred costs	16.1	39.3	(26.1)
Changes in contract assets	(10.3)	(1.0)	0.6
Other	8.0	6.9	5.8
Changes in operating assets and liabilities	78.9	(133.2)	121.2
Contributions to pension plans and other post-retirement benefits	(16.6)	(21.5)	(6.7)
Net cash provided by operating activities	546.2	355.4	267.5
INVESTING ACTIVITIES			
Additions to property and equipment	(343.5)	(455.1)	(696.1)
Proceeds from disposition of assets	137.9	2.8	30.3
Net cash used in investing activities	(205.6)	(452.3)	(665.8)
FINANCING ACTIVITIES			
Payments for share repurchases	(100.0)	(126.4)	(198.6)
Payments related to tax withholdings for share-based awards	(3.6)	(29.9)	(5.4)
Debt issuance costs	—	(0.8)	(38.6)
Issuance of 2030 Second Lien Notes	—	—	1,103.0
Redemption of 2028 First Lien Notes	—	—	(571.8)
Other	—	(1.2)	(3.1)
Net cash provided by (used in) financing activities	(103.6)	(158.3)	285.5
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	237.0	(255.2)	(112.8)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	380.5	635.7	748.5
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$ 617.5	$ 380.5	$ 635.7

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

References to the "Company," "we," "us" or "our" in this Annual Report are to Valaris Limited, together with its consolidated subsidiaries.

Business

We are a leading provider of offshore contract drilling services to the international oil and gas industry with operations in almost every major offshore market across six continents. Our fleet of offshore drilling rigs is among the largest in the world and includes one of the highest specification ultra-deepwater fleets, as well as a leading premium jackup fleet. As of February 20, 2026, we own 46 rigs, including 13 drillships, two semisubmersible rigs, 31 jackup rigs and a 50% equity interest in Saudi Aramco Rowan Offshore Drilling Company ("ARO"), our 50/50 unconsolidated joint venture with Saudi Aramco, which owns an additional nine rigs.

Our customers include many of the leading international and government-owned oil and gas companies, in addition to many independent operators. We are among the most geographically diverse offshore drilling companies with global operations. The markets in which we operate include the Gulf of America, South America, the North Sea, the Mediterranean, the Middle East, Africa and Asia Pacific.

We provide drilling services on a day rate contract basis. Under day rate contracts, we provide an integrated drilling service that includes the provision of a drilling rig and rig crews for which we receive a daily rate that may vary between the full rate and zero rate throughout the duration of the contractual term, depending on the operations of the rig. We also may receive lump-sum fees or similar compensation for the mobilization, demobilization and capital upgrades of our rigs. Our customers bear substantially all of the costs of constructing the well and supporting drilling operations as well as the economic risk relative to the success of the well.

Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Valaris Limited, those of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest. All intercompany accounts and transactions have been eliminated. Investments in operating entities in which we have the ability to exercise significant influence, but where we do not control operating and financial policies, are accounted for using the equity method. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting stock of the investee. We account for our interest in ARO using the equity method of accounting and only recognize our portion of equity in earnings in our consolidated financial statements. ARO is a variable interest entity; however, we are not the primary beneficiary and therefore do not consolidate ARO.

Reclassification

Certain previously reported amounts have been reclassified to conform to the current year presentation.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and disclosures of gain and loss contingencies as of the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Remeasurement and Translation

Our functional currency is the United States (the "U.S.") dollar. As is customary in the oil and gas industry, a majority of our revenues and expenses are denominated in U.S. dollars; however, a portion of the revenues earned and expenses incurred by certain of our subsidiaries are denominated in currencies other than the U.S. dollar. These transactions are remeasured in U.S. dollars based on a combination of both current and historical exchange rates. Most transaction gains and losses are included in Other, net, in our Consolidated Statements of Operations. Certain gains and losses from the translation of foreign currency balances of our non-U.S. dollar functional currency subsidiaries are included in Accumulated other comprehensive income on our Consolidated Balance Sheets. Net foreign currency exchange gains and losses were $14.3 million of losses, $13.8 million of gains and $3.5 million of losses, and were included in Other, net, in our Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, respectively.

Cash Equivalents

Highly liquid investments with maturities of three months or less at the date of purchase are considered cash equivalents. To mitigate our credit risk, our investments in time deposits have historically been diversified across multiple, high-quality financial institutions.

Restricted Cash

Our restricted cash primarily consists of collateral on letters of credit. We classify restricted cash balances on the Consolidated Balance Sheets within Other current assets, if the restriction is expected to expire or otherwise be resolved within one year, and in Other assets, if the restriction is expected to expire or otherwise be resolved in more than one year. See "Note 14 - Supplemental Financial Information" for additional information on our restricted cash balances and "Note 11 - Commitments and Contingencies" for more information regarding our letters of credit.

Property and Equipment

All costs incurred in connection with the acquisition, construction, major enhancement and improvement of assets are capitalized, including allocations of interest incurred during periods that our drilling rigs are under construction or undergoing major enhancements and improvements. Costs incurred to place an asset into service are capitalized, including costs related to the initial mobilization of a newbuild drilling rig. Repair and maintenance costs are charged to contract drilling expenses in the period in which they are incurred. Upon the sale or retirement of assets, the related cost and accumulated depreciation are removed from the balance sheet, and the resulting gain or loss is included in Other, net in our Consolidated Statements of Operations.

We have identified the significant components of our drilling rigs and ascribe useful lives based on the expected time until the next required overhaul or the end of the expected economic lives of the components.

Our property and equipment is depreciated on a straight-line basis, after allowing for salvage values, over the estimated useful lives of our assets. Drilling rigs and related equipment are depreciated over estimated useful lives ranging from three to 35 years. Buildings and improvements are depreciated over estimated useful lives ranging from 10 to 30 years. Leasehold improvements are depreciated over the lesser of the asset useful life or lease term. Other equipment, including computer and communications hardware and software, is depreciated over estimated useful lives ranging from two to six years.

We evaluate the carrying value of our property and equipment, primarily our drilling rigs, on a quarterly basis to identify events or changes in circumstances ("triggering events") that indicate that the carrying value of such rigs may not be recoverable. For property and equipment used in our operations, recoverability generally is determined by comparing the carrying value of an asset to the expected undiscounted future cash flows of the asset. If the carrying value of an asset is not recoverable, the amount of impairment loss is measured as the difference between the carrying value of the asset and its estimated fair value. Property and equipment classified as held for sale is recorded at the lower of its net book value or fair value less the estimated cost to sell.

We recorded pre-tax, non-cash impairment losses related to long-lived assets of $27.3 million in the year ended December 31, 2025. See "Note 5 - Property and Equipment" for additional information on our impairment charges.

Operating Revenues and Expenses

See "Note 2 - Revenue from Contracts with Customers" for information on our accounting policies for revenue recognition and certain operating costs that are deferred and amortized over future periods.

Income Taxes

We conduct operations and earn income in numerous countries. Current income taxes are recognized for the amount of taxes payable or refundable based on the laws and income tax rates in the taxing jurisdictions in which operations are conducted and income is earned.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. We do not offset deferred tax assets and deferred tax liabilities attributable to different tax paying jurisdictions.

We operate in certain jurisdictions where tax laws relating to the offshore drilling industry are not well developed and change frequently. Furthermore, we may enter into transactions with affiliates or employ other tax planning strategies that generally are subject to complex tax regulations. As a result of the foregoing, the tax liabilities and assets we recognize in our financial statements may differ from the tax positions taken, or expected to be taken, in our tax returns. Our tax positions are evaluated for recognition as unrecognized tax benefits using a more-likely-than-not threshold, and those requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to income taxes are included in Current income tax expense in our Consolidated Statements of Operations.

Our drilling rigs frequently move from one taxing jurisdiction to another based on where they are contracted to perform drilling services. The movement of drilling rigs among taxing jurisdictions may involve a transfer of drilling rig ownership among our subsidiaries through an intercompany rig sale. The pre-tax profit resulting from an intercompany rig sale is eliminated from our consolidated financial statements, and the carrying value of a rig sold in an intercompany transaction remains at the historical net depreciated cost prior to the transaction. Our consolidated financial statements do not reflect the asset disposition transaction of the selling subsidiary or the asset acquisition transaction of the acquiring subsidiary. The income tax effects resulting from intercompany rig sales are recognized in earnings in the period in which the sale occurs.

In some instances, we may determine that certain temporary differences will not result in a taxable or deductible amount in future years, as it is more-likely-than-not we will commence operations and depart from a given taxing jurisdiction without such temporary differences being recovered or settled. Under these circumstances, no future tax consequences are expected and no deferred taxes are recognized in connection with such operations. We evaluate these determinations on a periodic basis and, in the event our expectations relative to future tax consequences change, the applicable deferred taxes are recognized or derecognized.

We do not provide deferred taxes on the undistributed earnings of certain subsidiaries because our policy and intention is to reinvest such earnings indefinitely. Should we make a distribution from these subsidiaries in the form of dividends or otherwise, we may be subject to additional income taxes.

See "Note 10 - Income Taxes" for additional information on our income taxes.

Share-Based Compensation

We sponsor share-based compensation plans that provide equity compensation to our key employees, officers and non-employee directors. Our 2021 Management Incentive Plan (the "MIP") allows our board of directors to authorize equity-based grants to be settled in cash, shares or a combination of shares and cash. Compensation expense for time-based equity awards to be settled in shares is measured at fair value on the date of grant and recognized on a straight-line basis over the requisite service period (usually the vesting period).

Compensation expense for performance awards is recognized over the requisite service period using the accelerated method and is reduced for forfeited awards in the period in which the forfeitures occur. For our performance awards that cliff vest and require the employee to render service through the vesting date, even though attainment of performance objectives might be earlier, our expense under the accelerated method would be a ratable expense over the vesting period. Equity-settled performance awards generally vest at the end of a three-year measurement period based on attainment of performance goals. The estimated probable outcome of attainment of the specified performance goals is based primarily on relative performance over the requisite performance period. Any subsequent changes in this estimate as it relates to performance objectives are recognized as a cumulative adjustment to compensation cost in the period in which the change in estimate occurs, except in the case of objectives based on a market condition, such as our stock price. Compensation cost for awards based on a market performance objective is recognized as long as the requisite service period is completed and will not be reversed even if the market-based objective is never satisfied. Any adjustments to the compensation cost recognized in our Consolidated Statements of Operations for awards that are forfeited are recognized in the period in which the forfeitures occur. See "Note 8 - Share Based Compensation" for additional information on our share-based compensation.

Pension and Other Post-retirement Benefit Plans

We measure our actuarially determined obligations and related costs for our defined benefit pension and other post-retirement plans, retiree life and medical supplemental plan benefits by applying assumptions, the most significant of which include long-term rate of return on plan assets, discount rates and mortality rates. For the long-term rate of return, we develop our assumptions regarding the expected rate of return on plan assets based on historical experience and projected long-term investment returns, and we weight the assumptions based on each plan's asset allocation. For the discount rate, we base our assumptions on a yield curve approach. Actual results may differ from the assumptions included in these calculations. If actuarial gains or losses exceed 10% of the greater of the plan assets or plan liabilities, we amortize such gains or losses into income over either the period of expected future service of active participants, or over the expected average remaining lifetime of all participants. We recognize gains or losses related to plan curtailments at the date the plan amendment or termination is adopted which may precede the effective date. See "Note 9 - Pension and Other Post-retirement Benefits" for additional information on our defined benefit pension and other post-retirement plans.

Fair Value Measurements

We measure certain of our assets and liabilities based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Level 2 measurements represent inputs that are observable for similar assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. See "Note 4 - Fair Value Measurements" for additional information on the fair value measurement of certain of our assets and liabilities.

Noncontrolling Interests

Third parties hold a noncontrolling ownership interest in certain of our non-U.S. subsidiaries. Noncontrolling interests are classified as equity on our Consolidated Balance Sheets, and net income attributable to noncontrolling interests is presented separately in our Consolidated Statements of Operations. All income attributable to noncontrolling interest was from continuing operations.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares of Valaris Limited (the "Common Shares") outstanding during the period. Weighted-average shares outstanding used in our computation of diluted EPS is calculated using the treasury stock method, which includes the effect of all potentially dilutive stock equivalents, including warrants, restricted stock unit awards and performance stock unit awards.

The following table is a reconciliation of the weighted-average shares used in our basic and diluted EPS computations for the years ended December 31, 2025, 2024 and 2023 (in millions):

	Years Ended December 31,		
	2025	**2024**	**2023**
Income attributable to our shares	$ 982.8	$ 373.4	$ 865.4
Weighted average shares outstanding:			
Basic	70.6	72.1	74.1
Effect of stock equivalents	0.3	0.8	1.1
Diluted	70.9	72.9	75.2
EARNINGS PER SHARE			
Basic	$ 13.92	$ 5.18	$ 11.68
Diluted	$ 13.86	$ 5.12	$ 11.51

Anti-dilutive share awards totaling 217,000, 160,000 and 147,000 were excluded from the computation of diluted EPS for the years ended December 31, 2025, 2024 and 2023, respectively.

We have 5,470,801 warrants outstanding (the "Warrants") as of December 31, 2025 which are exercisable for one Common Share per Warrant at an initial exercise price of $131.88 per Warrant, in each case as may be adjusted from time to time pursuant to the applicable warrant agreement. The Warrants expire on April 29, 2028. The exercise of these Warrants into Common Shares would have a dilutive effect to the holdings of Valaris Limited's existing shareholders. These Warrants are anti-dilutive for all periods presented above.

New Accounting Pronouncements

Recently adopted accounting pronouncements

Improvements to Income Tax Disclosures - In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("Update 2023-09"), which expands income tax disclosure requirements to include additional information related to the rate reconciliation of our effective tax rates to statutory rates as well as additional disaggregation of taxes paid. The amendments in Update 2023-09 also remove disclosures related to certain unrecognized tax benefits and deferred taxes. Update 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied on a prospective basis, with an option to apply the guidance retrospectively. We adopted Update 2023-09 effective for this annual report for the year ended December 31, 2025 on a prospective basis. See "Note 10 - Income Taxes" for expanded disclosures around our income tax information.

Measurement of Credit Losses for Accounts Receivable and Contract Assets - In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): *Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("Update 2025-05"), which allows public business entities to elect a practical expedient for current accounts receivables and contract assets to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. Update 2025-05 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and is required to be applied on a prospective basis. We have elected the practical expedient as allowed by Update 2025-05 effective January 1, 2026 and it has not had, nor is it expected to have, a material impact on the recognition or measurement of our credit losses within our condensed consolidated financial statements.

Accounting pronouncements to be adopted

Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures - In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("Update 2024-03"), which requires companies to disclose additional information for certain relevant expense categories in the Statements of Operations and within the notes to the financial statements. Update 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted and can be applied either prospectively to financial statements issued for reporting periods after the effective date, or retrospectively to prior periods which are presented in the financial statements. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

With the exception of the updated standards discussed above, there have been no accounting pronouncements issued and not yet effective that have significance, or potential significance, to our consolidated financial statements.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Under our drilling contracts with customers, we provide a drilling rig and drilling services, including rig crews, on a day rate contract basis. We receive a daily rate that may vary between the full rate and zero rate throughout the duration of the contractual term, depending on the operations of the rig. We also may receive lump-sum fees or similar compensation generally for the mobilization, demobilization and capital upgrades of our rigs. Our customers bear substantially all of the costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well.

Our drilling contracts contain a lease component and we have elected to apply the practical expedient provided under Accounting Standards Codification ("ASC") 842 to not separate the lease and non-lease components and apply the revenue recognition guidance in ASU No. 2014-09, "*Revenue from Contracts with Customers (Topic 606).*" The drilling services provided under each drilling contract is a single performance obligation satisfied over time and is comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization, demobilization and capital upgrades of our rigs that are not distinct performance obligations within the context of our contracts and is recognized on a straight-line basis over the contract term. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed. The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. We have applied the optional exemption afforded in ASU No. 2014-09, "*Revenue from Contracts with Customers (Topic 606),*" and have not disclosed the variable consideration related to our estimated future day rate revenues.

The term of our drilling contracts is typically defined by either a specified period of time or the completion of a specified number of wells. The remaining duration of our drilling contracts based on those in place as of December 31, 2025 was between approximately 1 month and 5 years.

Day Rate Drilling Revenue

Our drilling contracts provide for payment on a day rate basis and include a rate schedule with higher rates for periods when the drilling rig is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The day rate invoiced to the customer is determined based on the varying rates applicable to specific activities performed on an hourly or other time increment basis. Day rate consideration is allocated to the distinct hourly or other time increment to which it relates within the contract term and is generally recognized consistent with the contractual rate invoiced for the services provided during the respective period. Invoices are typically issued to our customers on a monthly basis and payment terms on customer invoices are typically 30 days.

Certain of our contracts contain performance incentives whereby we may earn a bonus based on pre-established performance criteria. Such incentives are generally based on our performance over individual monthly time periods or individual wells. Consideration related to a performance bonus is generally recognized in the specific time period to which the performance criteria was attributed.

We may receive termination fees if certain drilling contracts are terminated by the customer prior to the end of the contractual term. Such compensation is recognized as revenue when our performance obligation is satisfied, the termination fee can be reasonably measured and collection is probable.

Mobilization / Demobilization Revenue

In connection with certain contracts, we receive lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to the commencement of drilling services or the demobilization of equipment and personnel upon contract completion. Fees received for the mobilization or demobilization of equipment and personnel are included in Operating revenues. The costs incurred in connection with the mobilization and demobilization of equipment and personnel are included in Contract drilling expenses.

Mobilization fees received prior to commencement of drilling operations are recorded as a contract liability and amortized on a straight-line basis over the contract term. Demobilization fees expected to be received upon contract completion are estimated at contract inception and recognized on a straight-line basis over the contract term. In some cases, demobilization fees may be contingent upon the occurrence or non-occurrence of a future event. In such cases, this may result in cumulative-effect adjustments to demobilization revenues upon changes in our estimates of future events during the contract term.

Capital Upgrade / Contract Preparation Revenue

In connection with certain contracts, we receive lump-sum fees or similar compensation generally for requested capital upgrades to our drilling rigs or for other contract preparation work. Fees received for requested capital upgrades and other contract preparation work are recorded as a contract liability and amortized on a straight-line basis over the contract term to Operating revenues.

Revenues Related to Reimbursable Expenses

We generally receive reimbursements from our customers for purchases of supplies, equipment, personnel services and other services provided at their request. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is recognized during the period in which the corresponding goods and services are consumed once the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer within Operating revenues.

Contract Assets and Liabilities

Contract assets represent amounts recognized as revenue but for which the right to invoice the customer is dependent upon our future performance. Once the previously recognized revenue is invoiced, the corresponding contract asset, or a portion thereof, is transferred to accounts receivable.

Contract liabilities generally represent fees received for mobilization, capital upgrades or in the case of our 50/50 unconsolidated joint venture with Saudi Aramco, represent the difference between the amounts billed under the bareboat charter arrangements and lease revenues earned. See "Note 3 – Equity Method Investment in ARO" for additional details regarding our balances with ARO.

Contract assets and liabilities are presented net on our Consolidated Balance Sheets on a contract-by-contract basis. Current contract assets and liabilities are included in Other current assets and Accrued liabilities and other, respectively, and noncurrent contract assets and liabilities are included in Other assets and Other liabilities, respectively, on our Consolidated Balance Sheets.

The following table summarizes our contract assets and contract liabilities (in millions):

	December 31,			
	2025		**2024**	
Current contract assets	$	4.3	$	1.3
Noncurrent contract assets	$	12.8	$	5.5
Current contract liabilities (deferred revenue)	$	87.7	$	87.2
Noncurrent contract liabilities (deferred revenue)	$	63.2	$	71.4

Changes in contract assets and liabilities during the period are as follows (in millions):

	Contract Assets	Contract Liabilities
Balance as of December 31, 2023	$ 6.0	$ 153.8
Revenue recognized in advance of right to bill customer	9.6	—
Increase due to revenue deferred during the period	—	213.8
Decrease due to amortization of deferred revenue that was included in the beginning contract liability balance	—	(104.1)
Decrease due to amortization of deferred revenue that was added during the period	—	(77.2)
Decrease due to transfer to receivables and payables during the period	(8.8)	(27.7)
Balance as of December 31, 2024	$ 6.8	$ 158.6
Revenue recognized in advance of right to bill customer	11.9	—
Increase due to revenue deferred during the period	—	107.7
Decrease due to amortization of deferred revenue that was included in the beginning contract liability balance	—	(81.1)
Decrease due to amortization of deferred revenue that was added during the period	—	(26.1)
Decrease due to transfer to receivables and payables during the period	(1.6)	(8.2)
Balance as of December 31, 2025	$ 17.1	$ 150.9

Deferred Contract Costs

Costs incurred for upfront rig mobilizations and certain contract preparations are attributable to our future performance obligation under each respective drilling contract. These costs are deferred and amortized on a straight-line basis over the contract term. Demobilization costs are recognized as incurred upon contract completion. Costs associated with the mobilization of equipment and personnel unrelated to contracts are expensed as incurred. Deferred contract costs are included in Other current assets and Other assets on our Consolidated Balance Sheets and totaled $36.6 million and $47.4 million as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024 and 2023, amortization of such costs totaled $39.6 million, $108.4 million and $92.9 million, respectively.

Deferred Certification Costs

We must obtain certifications from various regulatory bodies in order to operate our drilling rigs and must maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, and other compliance costs, are deferred and amortized on a straight-line basis over the corresponding certification periods. Deferred regulatory certification and compliance costs are included in Other current assets and Other assets on our Consolidated Balance Sheets and totaled $7.6 million and $12.9 million as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024 and 2023, amortization of such costs totaled $8.5 million, $10.1 million and $12.7 million, respectively.

Future Amortization of Contract Liabilities and Deferred Costs

Our contract liabilities and deferred costs are amortized on a straight-line basis over the contract term or corresponding certification period to Operating revenues and Contract drilling expenses, respectively, with the exception of the contract liabilities related to our bareboat charter arrangements with ARO which would not be contractually payable until the end of the lease term or termination, if sooner. See "Note 3 - Equity Method Investment in ARO" for additional information on ARO and related arrangements. The table below reflects the expected future amortization of our contract liabilities and deferred costs recorded as of December 31, 2025. In the case of our contract liabilities related to our bareboat charter arrangements with ARO, the contract liability is not amortized and as such, the amount is reflected in the table below at the end of the current lease term.

| | (In millions) | | | | |
	2026	2027	2028	2029 & Thereafter	Total
Amortization of contract liabilities	$ 87.7	$ 39.5	$ 8.1	$ 15.6	$ 150.9
Amortization of deferred costs	$ 37.7	$ 6.3	$ 0.2	$ —	$ 44.2

3. EQUITY METHOD INVESTMENT IN ARO

Background

ARO is a 50/50 unconsolidated joint venture between the Company and Saudi Aramco that owns and operates jackup drilling rigs in Saudi Arabia. As of December 31, 2025, ARO owned nine jackup rigs, had ordered two newbuild jackup rigs and leased seven rigs from us through bareboat charter arrangements (the "Lease Agreements") whereby substantially all operating costs are incurred by ARO. At December 31, 2025, the leased rigs were under long-term drilling contracts, or related extensions, with Saudi Aramco. The nine rigs owned by ARO are currently operating under contracts with Saudi Aramco, each with a minimum aggregate contract term of 15 years, provided that the rigs meet the technical and operational requirements of Saudi Aramco.

The shareholder agreement governing the joint venture (the "Shareholder Agreement") specifies that ARO shall purchase 20 newbuild jackup rigs. The first two newbuild jackups, Kingdom 1 and Kingdom 2, were ordered in January 2020 and commenced operations in the fourth quarter of 2023 and the third quarter of 2024, respectively. ARO ordered the next two newbuild jackups, Kingdom 3 and Kingdom 4, in October 2024 and November 2025, respectively. In connection with these plans, we have a potential obligation to fund ARO for newbuild jackup rigs. See "Note 11 - Commitments and Contingencies" for additional information.

The joint venture partners agreed in the Shareholder Agreement that Saudi Aramco, as a customer, will provide drilling contracts to ARO in connection with the acquisition of the newbuild rigs. The initial contracts provided by Saudi Aramco for each of the newbuild rigs will be for an eight-year term. The day rate for the initial contracts for each newbuild rig is determined using a pricing mechanism that targets a six-year payback period for construction costs on an EBITDA basis. The initial eight-year contracts will be followed by a minimum of another eight years of term, re-priced in three-year intervals based on a market pricing mechanism.

Summarized Financial Information

The operating revenues of ARO presented below reflect revenues earned under drilling contracts with Saudi Aramco for the ARO-owned jackup rigs as well as the rigs leased from us. ARO's contract drilling expenses are inclusive of the bareboat charter fees for the rigs leased from us. See additional discussion below regarding these related-party transactions.

Summarized financial information for ARO is as follows (in millions):

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 571.0	$ 512.5	$ 496.6
Operating expenses			
Contract drilling expenses (exclusive of depreciation)	360.7	367.7	365.9
Loss on impairment [1]	—	28.4	—
Depreciation	114.9	89.2	65.9
General and administrative	28.8	23.7	22.2
Operating income	66.6	3.5	42.6
Other expense, net	59.5	55.5	31.8
Provision (benefit) for income taxes	15.7	(4.8)	8.3
Net income (loss)	$ (8.6)	$ (47.2)	$ 2.5

[1] In connection with Saudi Aramco's suspension of certain drilling contracts, the VALARIS 143, VALARIS 147 and VALARIS 148 contracts were suspended and subsequently terminated during the year ended December 31, 2024. Pursuant to the requirements of the contracts, ARO had capitalized certain costs to maintain and upgrade these rigs, which were determined to be impaired due to the contract suspensions and subsequent terminations. As a result, ARO recorded a pre-tax, non-cash loss on impairment of $28.4 million during the year ended December 31, 2024. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information about the contract terminations.

	December 31,	
	2025	**2024**
Cash and cash equivalents	$ 99.3	$ 50.0
Other current assets	148.3	127.7
Non-current assets	1,266.1	1,291.1
Total assets	$ 1,513.7	$ 1,468.8
Current liabilities	$ 139.0	$ 146.6
Non-current liabilities	1,263.8	1,202.7
Total liabilities	$ 1,402.8	$ 1,349.3

Equity in earnings (losses) of ARO

We account for our interest in ARO using the equity method of accounting and only recognize our portion of ARO's net income (loss), adjusted for basis differences as discussed below, which is included in Equity in earnings (losses) of ARO in our Consolidated Statements of Operations. ARO is a variable interest entity; however, we are not the primary beneficiary and therefore do not consolidate ARO. Judgments regarding our level of influence over ARO included considering key factors such as each partner's ownership interest, representation on the board of managers of ARO and ability to direct activities that most significantly impact ARO's economic performance, including the ability to influence policy-making decisions. Our investment in ARO would be assessed for impairment if there are changes in facts and circumstances that indicate a loss in value may have occurred. If a loss were deemed to have occurred and this loss was determined to be other than temporary, the carrying value of our investment would be written down to fair value and an impairment recorded.

Our equity method investment in ARO was recorded at its estimated fair value in fresh start accounting upon emergence from bankruptcy in 2021. We computed the difference between the fair value of ARO's net assets and the carrying value of those net assets in ARO's U.S. GAAP financial statements ("basis differences") at that date. These basis differences primarily related to ARO's long-lived assets and the recognition of intangible assets associated with certain of ARO's drilling contracts that were determined to have favorable terms relative to market terms as of the measurement date.

Basis differences are amortized over the remaining life of the assets or liabilities to which they relate and are recognized as an adjustment to the Equity in earnings (losses) of ARO in our Consolidated Statements of Operations. The amortization of those basis differences is combined with our 50% interest in ARO's net income (loss). A reconciliation of those components is presented below (in millions):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
50% interest in ARO net income (loss)	$	(4.3)	$	(23.6)	$	1.3
Amortization of basis differences		12.7		12.6		12.0
Equity in earnings (losses) of ARO	$	8.4	$	(11.0)	$	13.3

Related-Party Transactions

Revenues recognized by us related to the Lease Agreements are included within Revenues (exclusive of reimbursable revenues) and revenues related to certain reimbursable expenses in accordance with the Lease Agreements are recognized within Reimbursable revenues in our Consolidated Statements of Operations and were as follows (in millions):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
Revenues (exclusive of reimbursable revenues) from Lease Agreements	$	69.4	$	52.6	$	69.2
Reimbursable revenues from Lease Agreements		4.2		—		—
Total operating revenues from Lease Agreements	$	73.6	$	52.6	$	69.2

Our balances related to the ARO lease agreements were as follows (in millions):

| | December 31, | | | |
	2025		2024	
Accounts receivable	$	47.8	$	16.5
Contract assets [1]	$	2.0	$	—
Contract liabilities [1]	$	16.3	$	14.1
Accounts payable [1]	$	61.8	$	43.1

[1] The per day bareboat charter amount in the Lease Agreements is subject to adjustment based on actual performance of the respective rig and therefore, the corresponding contract assets and contract liabilities are subject to adjustment during the lease term. Upon completion of the lease term, such amounts become a payable to or a receivable from ARO. In addition, the accounts payable balance includes amounts owed to ARO for certain reimbursable costs.

During 2017 and 2018, the Company contributed assets to ARO in exchange for a 10-year shareholder note receivable due from ARO (the "Notes Receivable from ARO"), which as amended in December 2023, bear interest based on a one-year term Secured Overnight Financing Rate ("SOFR"), set as of the end of the year prior to the year applicable, plus 2.10%. The Notes Receivable from ARO were adjusted to the estimated fair value in fresh start accounting in 2021 and the resulting discount to the principal amount is being amortized using the effective interest method to interest income over the remaining terms of the notes.

The principal amount and discount of the Notes Receivable from ARO were as follows (in millions):

| | December 31, | |
	2025	2024
Principal amount [1]	$ 400.7	$ 376.6
Discount	(55.7)	(80.4)
Carrying value	$ 345.0	$ 296.2

[1] The interest on the Notes Receivable from ARO for 2025 and 2024 of approximately $24.1 million and $24.6 million, respectively, were paid in kind in December 2025 and 2024 by increasing the principal balance of the Notes Receivable from ARO in each respective period.

Interest income earned on the Notes Receivable from ARO was as follows (in millions):

| | Years Ended December 31, | | |
	2025	2024	2023
Interest income	$ 24.1	$ 24.6	$ 30.5
Non-cash amortization [1][2]	24.7	40.0	28.3
Total interest income on the Notes Receivable from ARO	$ 48.8	$ 64.6	$ 58.8

[1] Represents the amortization of the discount on the Notes Receivable from ARO using the effective interest method to interest income over the term of the notes.

[2] In 2024, we recognized $13.9 million of non-cash interest income attributable to a settlement agreement executed in June 2024 whereby $50.7 million of accounts payable due to ARO was net settled against a portion of the Notes Receivable from ARO.

Maximum Exposure to Loss

The following table summarizes the total assets and liabilities as reflected in our Consolidated Balance Sheets as well as our maximum exposure to loss related to ARO (in millions). Our maximum exposure to loss is limited to (1) our equity investment in ARO; (2) the carrying amount of our Notes Receivable from ARO; and (3) other receivables and contract assets from ARO, partially offset by contract liabilities as well as payables to ARO.

| | December 31, | |
	2025	2024
Total assets	$ 516.6	$ 426.1
Less: total liabilities	78.1	57.2
Maximum exposure to loss	$ 438.5	$ 368.9

4. FAIR VALUE MEASUREMENTS

The carrying values and estimated fair values of certain of our financial instruments were as follows (in millions):

	December 31, 2025		December 31, 2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
2030 Second Lien Notes [1]	$ 1,086.0	$ 1,144.9	$ 1,082.7	$ 1,112.7
Notes Receivable from ARO [2][3]	$ 345.0	$ 403.8	$ 296.2	$ 378.3

[1] The estimated fair value of the 2030 Second Lien Notes (as defined in "Note 6 - *Debt*") was determined using quoted market prices, which are level 1 inputs.

[2] The estimated fair value of the Notes Receivable from ARO was estimated using an income approach to value the forecasted cash flows attributed to the Notes Receivable from ARO using a discount rate based on a comparable yield with a country-specific risk premium, which are considered to be level 2 inputs.

[3] The aggregate principal balance of the Notes Receivable from ARO as of December 31, 2025, includes an increase of $24.1 million related to paid in kind interest, which was applied to the principal balance on December 31, 2025. See "Note 3 - Equity Method Investment in ARO" for additional information.

The estimated fair values of our cash and cash equivalents, restricted cash, accounts receivable and trade payables approximated their carrying values as of December 31, 2025 and 2024.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in millions):

	December 31,	
	2025	2024
Drilling rigs and equipment	$ 1,958.8	$ 1,660.9
Work-in-progress	590.3	607.6
Other	49.2	40.9
Total property and equipment, at cost	$ 2,598.3	$ 2,309.4

While taking into account certain restrictions on the sales of assets under our Indenture dated as of April 19, 2023 (the "Indenture") and within the Business Combination Agreement (as defined within "Note 15 - *Subsequent Events*"), as part of our strategy, we may act opportunistically from time to time to sell assets to enhance shareholder value. Additionally, we may consider retiring assets that no longer meet our standards for economic returns. Gains recognized on sales of assets are included in Other, net in the Consolidated Statements of Operations.

Assets Held for Sale

In the fourth quarter of 2025, we approved a plan to retire VALARIS DPS-1, a semisubmersible rig within our Floaters segment. VALARIS DPS-1 was reclassified from Property and equipment, net to Assets held for sale on our Consolidated Balance Sheets during the fourth quarter of 2025.

In connection with the held-for-sale classification of VALARIS DPS-1, we recognized a non-cash loss on impairment of $15.8 million during the year ended December 31, 2025, which represents the amount of carrying value that exceeded its estimated fair value less costs to sell. We estimated the fair value using a probability-weighted market approach based on recent transactions involving comparable assets, non-binding independent broker quotes and management assumptions, all of which are considered Level 3 inputs due to the level of estimation involved.

Assets Sold

Sale of VALARIS 102 and VALARIS 145

In the fourth quarter of 2025, we approved a plan to retire two rigs within our Jackups segment, VALARIS 102 and VALARIS 145 (collectively, the "Retired Jackups"). The Retired Jackups were sold for recycling and permanently removed from service in December 2025 for total cash proceeds of $0.5 million.

In connection with the sale of the Retired Jackups, we recognized a non-cash loss on impairment of $3.7 million, which represents the amount of carrying value that exceeded the disposal group's aggregate fair value less costs to sell. We estimated the fair value using the contractual sales price within the executed sale agreement for the Retired Jackups, which is considered a Level 2 input.

Sale of VALARIS 247

During the year ended December 31, 2025, we sold VALARIS 247, a rig within our Jackups segment, and collected cash proceeds of approximately $108.0 million. We recognized a pre-tax gain of $88.4 million in connection with the sale.

Sale of Retired Semis

In the first quarter of 2025, we approved a plan to retire three semisubmersible rigs within our Floaters segment, VALARIS DPS-3, VALARIS DPS-5, and VALARIS DPS-6 (collectively, the "Retired Semis"). In April 2025, the Retired Semis were sold for recycling and permanently removed from service for total cash proceeds of $10.0 million.

In connection with the retirement of the Retired Semis, we recognized a non-cash loss on impairment of $7.8 million, which represents the amount of carrying value that exceeded the disposal group's aggregate fair value less costs to sell. We estimated the fair value using a market approach based on the preliminary sale agreement for the Retired Semis, which is considered a Level 3 input due to the level of estimation involved since the sale had not yet been completed at the time of our analysis.

Sale of VALARIS 75

In the first quarter of 2025, VALARIS 75, a rig within our Jackups segment which had an immaterial net book value, was sold resulting in a pre-tax gain on sale of $23.0 million. Of the proceeds, $14.0 million was collected upon closing, $5.0 million was collected in January 2026 and the remaining $5.0 million is expected to be received on the second anniversary of the closing.

Sale of Angola Office Building

During the year ended December 31, 2025, we sold an office building in Angola for cash proceeds of $5.2 million, resulting in a pre-tax gain of $4.0 million. Of the proceeds, approximately $2.5 million was collected in 2024 and $2.7 million was collected in 2025.

Sale of VALARIS 54

During the year ended December 31, 2023, we recognized a pre-tax gain of $27.3 million for the sale of VALARIS 54.

6. DEBT

2028 First Lien Notes

On April 3, 2023, the Company issued a notice of conditional redemption to the holders of our Senior Secured First Lien Notes due 2028 (the "2028 First Lien Notes") at a redemption price equal to 104.0% of the aggregate $550.0 million principal amount of the 2028 First Lien Notes plus accrued and unpaid interest to, but not including, the redemption date (the "Redemption Price"). On April 19, 2023, in connection with the issuance of our 2030 Second Lien Notes, as discussed below, the Company discharged its obligations under the indenture governing the 2028 First Lien Notes and deposited the Redemption Price with Wilmington Savings Fund Society, as trustee under such indenture. The 2028 First Lien Notes were redeemed on May 3, 2023 for an aggregate redemption price of $571.8 million (excluding accrued and unpaid interest) with a portion of the net proceeds from the issuance of the Initial Second Lien Notes, as discussed below. We accounted for the redemption as an extinguishment of debt and recognized a corresponding loss of $29.2 million, which is included in our Consolidated Statements of Operations for the year ended December 31, 2023.

2030 Second Lien Notes

On April 19, 2023, the Company and Valaris Finance Company LLC ("Valaris Finance"), a wholly-owned subsidiary, issued and sold $700.0 million aggregate principal amount of Second Lien Notes (the "Initial Second Lien Notes") in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Initial Second Lien Notes were issued at par for net proceeds of $681.4 million, after deducting the initial purchasers' discount and offering expenses. A portion of the proceeds were used to fund the redemption of all of the outstanding 2028 First Lien Notes as discussed above.

On August 21, 2023, the Company and Valaris Finance issued $400.0 million aggregate principal amount of Second Lien Notes (the "Additional Notes") in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act. The Additional Notes were issued at 100.75% of par, plus accrued interest from April 19, 2023. The net proceeds were approximately $396.9 million after deducting the initial purchasers' discount and estimated offering expenses, and excluding accrued interest received of $11.4 million.

The Initial Second Lien Notes and the Additional Notes (together, the "2030 Second Lien Notes") were issued under the Indenture, and mature on April 30, 2030. The 2030 Second Lien Notes bear an interest rate of 8.375% per annum with an effective interest rate of 8.76%. Interest is payable semi-annually in arrears on April 30 and October 30 of each year, beginning on October 30, 2023. The 2030 Second Lien Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Guarantors and by each of the Company's future restricted subsidiaries (other than Valaris Finance) that guarantees any debt of the Issuers or any guarantor under certain future debt in an aggregate principal amount in excess of a certain amount. The Second Lien Notes and the related guarantees are secured on a second-priority basis by the Collateral (as defined below).

On or after April 30, 2026, the Issuers may, at their option, redeem all or any portion of the 2030 Second Lien Notes, at once or over time, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The following prices are for 2030 Second Lien Notes redeemed during the 12-month period commencing on April 30 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2026	104.188%
2027	102.094%
2028 and thereafter	100.000%

At any time prior to April 30, 2026, the Issuers may, on any one or more occasions, redeem up to 40.0% of the aggregate principal amount of the 2030 Second Lien Notes issued under the Indenture (including any additional Second Lien Notes issued in the future) with an amount equal to or less than the net cash proceeds of certain equity offerings, at a redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to but not including, the redemption date. In addition, at any time prior to April 30, 2026, the Issuers may redeem up to 10.0% of the aggregate principal amount of the 2030 Second Lien Notes during any twelve-month period at a redemption price equal to 103.0% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

At any time prior to April 30, 2026, the Issuers may redeem some or all of the 2030 Second Lien Notes at a price equal to 100.0% of the principal amount of the 2030 Second Lien Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a "make-whole" premium.

Upon the occurrence of certain Change of Control Triggering Event (as defined in the Indenture), the Issuers may be required to make an offer to repurchase all of the 2030 Second Lien Notes then outstanding at a price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

The Indenture contains covenants that, among other things, restrict the Company's ability and the ability of certain of its subsidiaries to: (i) incur additional debt and issue certain preferred stock; (ii) incur or create liens; (iii) make certain distributions, investments and other restricted payments; (iv) sell or otherwise dispose of certain assets; (v) engage in certain transactions with affiliates; and (vi) merge, consolidate, amalgamate or sell, transfer, lease or otherwise dispose of all or substantially all of the Company's assets. These covenants are subject to important exceptions and qualifications. In addition, many of these covenants will be suspended with respect to the 2030 Second Lien Notes during any time that the 2030 Second Lien Notes have investment grade ratings from at least two rating agencies and no default with respect to the 2030 Second Lien Notes has occurred and is continuing. As of December 31, 2025, we were in compliance in all material respects with our covenants under the Indenture.

2028 Credit Agreement

On April 3, 2023, the Company entered into a senior secured revolving credit agreement (the "2028 Credit Agreement"). The 2028 Credit Agreement, which is scheduled to mature on April 3, 2028, provides for commitments permitting borrowings of up to $375.0 million (which may be increased, subject to the agreement of lenders to provide such additional commitments and the satisfaction of certain conditions, by an additional $200.0 million pursuant to the terms of the 2028 Credit Agreement) and includes a $150.0 million sublimit for the issuance of letters of credit. Valaris Finance and certain other subsidiaries of the Company (together with Valaris Finance, the "Guarantors") guarantee the Company's obligations under the 2028 Credit Agreement, and the lenders have a first priority lien on the assets securing the 2028 Credit Agreement. The commitments under the 2028 Credit Agreement became available to be borrowed on April 19, 2023 (the "Availability Date").

The 2028 Credit Agreement and the related guarantees are secured on a first-priority basis, subject to permitted liens, by (a) first preferred ship mortgages over each vessel owned by us and the Guarantors as of the Availability Date, with certain exceptions (the "Collateral Vessels"); (b) first priority assignments of certain insurances and requisition compensation in respect of the Collateral Vessels; (c) first priority pledges of all equity interests in our subsidiaries that own Collateral Vessels and certain subsidiaries that hold equity interests in entities that own vessels (the "Collateral Rig Owners"); (d) first priority assignments of earnings of the Collateral Vessels from the Collateral Rig Owners; (e) any vessels and other assets of ours and the Guarantors that are pledged, at our option, to secure the 2028 Credit Agreement; and (f) all proceeds thereof (the "Collateral").

Amounts borrowed under the 2028 Credit Agreement are subject to an interest rate per annum equal to, at our option, either (a) a base rate determined as the greatest of (i) a prime rate, (ii) the federal funds rate plus 0.5% and (iii) Term SOFR (as defined in the 2028 Credit Agreement) for a one month interest period plus 1.1% (such base rate to be subject to a 1% floor) or (b) Term SOFR plus 0.10% (subject to a 0% floor), plus, in each case of clauses (a) and (b) above, an applicable margin ranging from 1.50% to 3.00% and 2.50% to 4.00%, respectively, based on the credit ratings that are one notch higher than the corporate family ratings provided by Standard & Poor's Financial Services LLC ("S&P") and Moody's Investors Service, Inc. ("Moody's") with respect to Valaris Limited.

Additionally, we are required to pay a quarterly commitment fee to the lenders under the 2028 Credit Agreement with respect to the average daily unutilized commitments thereunder at a rate ranging from 0.375% to 0.75% depending on the credit ratings that are one notch higher than the corporate family ratings provided by S&P and Moody's with respect to Valaris Limited. With respect to each letter of credit issued pursuant to the 2028 Credit Agreement, we are required to pay a letter of credit fee equal to the applicable margin in effect for Term SOFR loans and a fronting fee in an amount to be mutually agreed between us and the issuer of such letter of credit. We are also required to pay customary agency fees in respect of the 2028 Credit Agreement.

The 2028 Credit Agreement contains various covenants that limit, among other things, our and our restricted subsidiaries' ability to: incur indebtedness; grant liens; dispose of certain assets; make certain acquisitions and investments; redeem or prepay other debt or make other restricted payments such as distributions to shareholders; enter into transactions with affiliates; enter into sale-leaseback transactions; and enter into a merger, amalgamation, consolidation or sale of assets. Further, the 2028 Credit Agreement contains financial covenants that require us to maintain (i) a minimum book value of equity to total assets ratio, (ii) a minimum interest coverage ratio and (iii) a minimum amount of liquidity.

As of December 31, 2025, we were in compliance in all material respects with our covenants under the 2028 Credit Agreement. We had no amounts outstanding under the 2028 Credit Agreement as of December 31, 2025.

Interest Expense

Interest expense, net totaled $98.8 million, $84.8 million and $68.9 million for the years ended December 31, 2025, 2024 and 2023 which was net of capitalized interest of $1.9 million, $15.9 million and $5.6 million, respectively, for capital projects.

Amortization of debt premium and issuance costs was $6.6 million, $6.6 million and $5.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included within Interest expense, net in the Consolidated Statements of Operations.

7. SHAREHOLDERS' EQUITY

Activity in our various shareholders' equity accounts for the years ended December 31, 2025, 2024 and 2023 were as follows (in millions):

	Shares Issued	Par Value	Additional Paid-in Capital	Warrants	Retained Earnings	AOCI	Treasury Shares	Non-controlling Interest
BALANCE, December 31, 2022	75.2	$ 0.8	$ 1,097.9	$ 16.4	$ 160.1	$ 14.7	$ —	$ 8.0
Net income	—	—	—	—	865.4	—	—	1.4
Share-based compensation cost	—	—	27.3	—	—	—	—	—
Shares issued under share-based compensation plans, net	0.2	—	—	—	—	—	—	—
Repurchase of Common Shares	—	—	—	—	—	—	(200.1)	—
Net changes in pension and other postretirement benefits	—	—	—	—	—	10.8	—	—
Shares withheld for taxes on vesting of share-based awards	—	—	(5.4)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(0.3)	—	—
BALANCE, December 31, 2023	75.4	$ 0.8	$ 1,119.8	$ 16.4	$ 1,025.5	$ 25.2	$ (200.1)	$ 9.4
Net income (loss)	—	—	—	—	373.4	—	—	(3.6)
Share-based compensation cost	—	—	27.7	—	—	—	—	—
Shares issued under share-based compensation plans, net	0.8	—	—	—	—	—	—	—
Repurchase of Common Shares	—	—	—	—	—	—	(125.0)	—
Net changes in pension and other postretirement benefits	—	—	—	—	—	10.9	—	—
Shares withheld for taxes on vesting of share-based awards	—	—	(29.9)	—	—	—	—	—
Purchase of noncontrolling ownership interest in a non-U.S. subsidiary [1]	—	—	4.1	—	—	—	—	(8.4)
Sale of noncontrolling ownership interest in a non-U.S. subsidiary [1]	—	—	(8.4)	—	—	—	—	8.4
Foreign currency translation adjustments	—	—	—	—	—	(1.9)	—	—
BALANCE, December 31, 2024	76.2	$ 0.8	$ 1,113.3	$ 16.4	$ 1,398.9	$ 34.2	$ (325.1)	$ 5.8
Net income (loss)	—	—	—	—	982.8	—	—	(3.7)
Share-based compensation cost	—	—	25.2	—	—	—	—	—
Shares issued under share-based compensation plans, net	0.2	—	—	—	—	—	—	—
Repurchase of Common Shares	—	—	—	—	—	—	(100.0)	—
Net changes in pension and other postretirement benefits	—	—	—	—	—	24.5	—	—
Shares withheld for taxes on vesting of share-based awards	—	—	(3.6)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	2.2	—	—
BALANCE, December 31, 2025	76.4	0.8	1,134.9	16.4	2,381.7	60.9	(425.1)	2.1

[1] In 2024, the Company purchased the 51% noncontrolling interest related to a certain non-U.S. subsidiary and concurrently transferred the 51% noncontrolling interest to new partners. The net transactions did not result in a change to our ownership or controlling interest in the non-U.S. subsidiary.

Share Repurchase Program

Our board of directors has authorized a share repurchase program (the "Share Repurchase Program") under which we may purchase up to $600.0 million of our outstanding Common Shares. The Share Repurchase Program does not have a fixed expiration, may be modified, suspended or discontinued at any time and any repurchases made pursuant to the Share Repurchase Program are subject to compliance with applicable covenants and restrictions under our financing agreements.

The following table summarizes shares repurchases, aggregate cost and the average per share price (in millions, except average per share price):

	Years Ended December 31,					
	2025		2024		2023	
Shares repurchased		2.0		2.2		3.0
Aggregate cost	$	100.0	$	125.0	$	200.0
Average price per share	$	49.78	$	56.11	$	66.77

As of December 31, 2025, we had approximately $175.0 million available for share repurchases pursuant to the Share Repurchase Program, subject to certain restrictions provided within the Business Combination Agreement (as defined within "Note 15 - *Subsequent Events*").

8. SHARE BASED COMPENSATION

Valaris Limited adopted the MIP as of April 30, 2021 and authorized and reserved 9.0 million Common Shares for issuance pursuant to equity incentive awards to be granted under the MIP, which may be in the form of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents and cash awards or any combination thereof. As of December 31, 2025, there were 6.2 million shares available for issuance under the MIP.

Time-Based Share Awards

Under the Company's MIP, time-based restricted stock unit awards have been granted to certain employees and senior officers which generally vest ratably over a three-year period from the date of grant. The grant-date fair value per share for these time-based restricted stock awards is equal to the closing price of the Company's stock on the grant date.

Non-employee directors receive an annual grant of time-based restricted awards which vest in full on the earlier of the first anniversary of the grant date or the next annual meeting of shareholders following the grant. Non-employee directors are permitted to elect to receive deferred share awards which can be settled and delivered on the six-month anniversary following the termination of the director's service or a specific pre-determined date.

Our time-based share awards do not have voting or participating rights as the dividend equivalent provided for in the award agreement is forfeitable (except in certain limited circumstances) and further our debt agreements limit our ability to pay dividends and none have been declared. Compensation expense for share awards is measured at fair value on the date of grant and recognized on a straight-line basis over the requisite service period (usually the vesting period). Our compensation cost is reduced for forfeited awards in the period in which the forfeitures occur.

Compensation expense for our time-based share awards is allocated to Contract drilling expenses (exclusive of depreciation and reimbursable expenses) and General and administrative expenses within our Consolidated Statements of Operations based on the award holder's employment function. The following table summarizes time-based share award compensation expense and the related income tax benefit recognized (in millions):

	Years Ended December 31,		
	2025	2024	2023
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	$ 9.3	$ 8.8	$ 6.8
General and administrative	8.6	8.7	9.0
	17.9	17.5	15.8
Tax benefit	(0.5)	(1.1)	(1.6)
Total	$ 17.4	$ 16.4	$ 14.2

As of December 31, 2025, there was $28.3 million of total estimated unrecognized compensation cost related to time-based share awards, which has a weighted-average remaining vesting period of 1.4 years.

The following table summarizes the value of time-based share awards granted and vested:

	Years Ended December 31,		
	2025	2024	2023
Weighted-average grant date fair value of share awards granted during the period (per share)	$ 43.58	$ 69.89	$ 63.22
Total fair value of share awards vested during the period (in millions)	$ 13.4	$ 30.0	$ 25.2

The following table summarizes time-based share awards activity for the year ended December 31, 2025 (shares in thousands):

	Share Awards	
	Awards	Weighted-Average Grant Date Fair Value
Share awards as of December 31, 2024	597	$ 60.58
Granted	494	$ 43.58
Vested	(307)	$ 56.80
Forfeited	(3)	$ 58.00
Share awards as of December 31, 2025	781	$ 51.32

Performance Awards

Under the Company's MIP, performance awards may be issued to our senior officers. Performance awards generally vest at the end of a three-year measurement period based on attainment of performance goals.

The performance awards granted in 2021 and 2022 were based on three performance goals and subject to achievement of those performance goals based on (a) designated share price hurdles whereby our closing stock price must equal or exceed certain market price targets for ninety consecutive trading days (the "Share Price Objective"); (b) relative return on capital employed ("ROCE") as compared to a specified peer group, all as defined in the award agreements (the "ROCE Objective"), and (c) specified strategic goals as established by the Compensation Committee of the board of directors (the "Strategic Goal Objective" and together with the ROCE Objective, the "Performance-Based Objectives"). In 2023, incremental awards based on the Strategic Goal Objective were granted. These awards were paid in equity during 2024 following a three-year performance period and were subject to attainment of such objectives ranging from 0% to 150% of target performance under such objectives.

The performance awards granted in 2023, 2024 and 2025 include awards which are subject to the achievement of goals based on our absolute total shareholder return and our total shareholder return relative to a specified peer group (the "TSR Objectives" and together with the Share Price Objective, the "Market-Based Objectives"). These awards are payable in equity at a range from 0% to 200% of target performance following three-year performance periods, subject to approval by the Compensation Committee of the board of directors following the end of each respective performance period.

The estimated probable outcome of attainment of the specified performance goals is based primarily on relative performance over the requisite performance period. Any subsequent changes in this estimate as it relates to the Performance-Based Objectives are recognized as a cumulative adjustment to compensation cost in the period in which the change in estimate occurs. Compensation cost for the Market-Based Objectives is recognized as long as the requisite service period is completed and will not be reversed even if the Market-Based Objectives are never satisfied. Compensation expense for performance awards is recognized over the requisite service period using the accelerated method and is reduced for forfeited awards in the period in which the forfeitures occur.

The fair value of the performance awards is measured on the date of grant. The grant-date fair value per unit for the portion of the performance awards related to Performance-Based Objectives was equal to the closing price of the Company's stock on the grant date. The portion of these awards that were based on the Company's achievement of Market-based Objectives were valued at the date of grant using a Monte Carlo simulation with the following weighted average assumptions for the grants made in the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,		
	2025	2024	2023
Expected price volatility	48 %	49 %	60 %
Expected dividend yield	—	—	—
Risk-free interest rate	3.90 %	4.31 %	4.32 %

The expected price volatility assumption is estimated using market data for certain peer companies during periods in which our own trading history is limited. As our trading history increases, it will bear greater weight in determining our expected price volatility assumption.

The weighted average grant-date fair values of performance awards granted during the years ended December 31, 2025, 2024 and 2023 were $28.92, $63.05 and $62.09, respectively.

The following table summarizes the performance award activity for the year ended December 31, 2025 (shares in thousands):

	Awards[2]		Weighted Average Grant Date Fair Value Price[2]
Balance as of December 31, 2024	271	$	61.69
Granted - Market-Based Objectives[1]	236	$	28.92
Balance as of December 31, 2025	507	$	46.42

[1] The number of awards granted reflects the shares that would be granted if the target level of performance were to be achieved. The number of shares actually issued after considering forfeitures may range from zero to 472,000.

[2] There were no forfeited or vested shares for the year ended December 31, 2025.

During the years ended December 31, 2025, 2024 and 2023, we recognized $7.7 million, $10.6 million and $11.7 million of compensation expense for performance awards, respectively, which was included in General and administrative expenses in our Consolidated Statements of Operations.

As of December 31, 2025, there was $8.4 million of total estimated unrecognized compensation cost related to performance awards, which has a weighted-average remaining vesting period of 1.6 years.

9. PENSION AND OTHER POST-RETIREMENT BENEFITS

We have defined-benefit pension plans and post-retirement health and life insurance plans that provide benefits upon retirement for certain full-time employees. The defined-benefit pension plans include: (1) a pension plan which was amended in 2018 to freeze any future benefit accrual whereby eligible employees no longer receive pay credits in the plan and newly hired employees are not eligible to participate; and (2) supplemental executive retirement plans, which are also frozen, that provided eligible employees an opportunity to defer a portion of their compensation for use after retirement. Additionally, we have frozen retiree life and medical supplemental plans which provide post-retirement health and life insurance benefits.

The following table presents the changes in benefit obligations and plan assets for the years ended December 31, 2025 and 2024 and the funded status and weighted-average assumptions used to determine the benefit obligation at the measurement date (dollars in millions):

	Years Ended December 31,					
	2025			**2024**		
	Pension Benefits	**Other Benefits**	**Total**	**Pension Benefits**	**Other Benefits**	**Total**
Projected benefit obligation:						
BALANCE at the beginning of the period	$ 571.3	$ 10.2	$ 581.5	$ 606.5	$ 11.0	$ 617.5
Interest cost	30.5	0.5	31.0	29.3	0.5	29.8
Actuarial loss (gain)	5.3	—	5.3	(22.1)	(0.7)	(22.8)
Benefits paid	(42.1)	(0.6)	(42.7)	(42.4)	(0.6)	(43.0)
BALANCE at the end of the period	$ 565.0	$ 10.1	$ 575.1	$ 571.3	$ 10.2	$ 581.5
Plan assets						
Fair value, at the beginning of the period	$ 469.9	$ —	$ 469.9	$ 471.2	$ —	$ 471.2
Actual return	60.1	—	60.1	20.2	—	20.2
Employer contributions	16.0	—	16.0	20.9	—	20.9
Benefits paid	(42.1)	—	(42.1)	(42.4)	—	(42.4)
Fair value, at the end of the period	$ 503.9	$ —	$ 503.9	$ 469.9	$ —	$ 469.9
Net benefit liabilities	$ 61.1	$ 10.1	$ 71.2	$ 101.4	$ 10.2	$ 111.6
Amounts recognized in Consolidated Balance Sheet:						
Accrued liabilities	$ (2.0)	$ (0.9)	$ (2.9)	$ (4.1)	$ (1.0)	$ (5.1)
Other liabilities (long-term)	(59.1)	(9.2)	(68.3)	(97.3)	(9.2)	(106.5)
Net benefit liabilities	$ (61.1)	$ (10.1)	$ (71.2)	$ (101.4)	$ (10.2)	$ (111.6)
Accumulated contributions less than net periodic benefit cost	$ (114.1)	$ (18.0)	$ (132.1)	$ (129.5)	$ (18.5)	$ (148.0)
Amounts not yet reflected in net periodic benefit cost:						
Actuarial gain	53.2	7.9	61.1	28.3	8.3	36.6
Prior service cost	(0.2)	—	(0.2)	(0.2)	—	(0.2)
Total accumulated other comprehensive income	$ 53.0	$ 7.9	$ 60.9	$ 28.1	$ 8.3	$ 36.4
Net benefit liabilities	$ (61.1)	$ (10.1)	$ (71.2)	$ (101.4)	$ (10.2)	$ (111.6)
Weighted-average assumptions:						
Discount rate	5.34 %	5.28 %		5.54 %	5.52 %	
Cash balance interest credit rate	3.72 %	N/A		3.26 %	N/A	

The projected benefit obligations for pension benefits in the preceding table reflect the actuarial present value of benefits accrued based on services rendered to date assuming the actual or assumed expected date of separation for retirement.

The accumulated benefit obligation is equal to the projected benefit obligation at December 31, 2025 and 2024 as the pension and other post-retirement benefit plans were frozen in prior years.

The components of net periodic pension, retiree medical (income) loss and the weighted-average assumptions used to determine such amounts were as follows (dollars in millions):

| | Years Ended December 31, | | |
	2025	2024	2023
Interest cost	$ 31.0	$ 29.8	$ 31.2
Expected return on plan assets	(29.4)	(31.6)	(31.4)
Amortization of net gain	(0.7)	(0.6)	(0.7)
Net periodic pension and retiree medical (income) loss [1]	$ 0.9	$ (2.4)	$ (0.9)
Discount rate	5.54 %	4.97 %	5.21 %
Expected return on assets	6.44 %	6.88 %	7.10 %
Cash balance interest credit rate	3.26 %	3.26 %	3.23 %

[1]   All components of Net periodic pension and retiree medical (income) loss are included in Other, net, in our Consolidated Statements of Operations.

We currently expect to contribute approximately $19.2 million to our pension plans and to directly pay other post-retirement benefits of approximately $0.9 million in 2026. These amounts represent the minimum contributions we are required to make under relevant statutes. We do not expect to make contributions in excess of the minimum required amounts.

The pension plans' investment objectives for fund assets are to: achieve a rate of return such that contributions are minimized and future assets are available to fund liabilities, maintain liquidity sufficient to pay benefits when due, diversify among asset classes so that assets earn a reasonable return with an acceptable level of risk and gradually de-risk the plan by increasing the allocation of investments which track the overall liabilities of the plan as the ratio of assets to liabilities improves and economic conditions warrant. The plans employ several active managers with proven long-term records in their specific investment discipline.

Target allocations among asset categories as of December 31, 2025, and the fair value of each category of plan assets as of December 31, 2025 and 2024, are presented below. The plans will reallocate assets in accordance with the allocation targets, after giving consideration to the expected level of cash required to pay current benefits and plan expenses (dollars in millions):

| | December 31, | | |
| | 2025 | | 2024 |
	Target range [1]	Amount	Amount
Equities:			
Global equity fund [2]	41% to 47%	$ 217.3	$ —
U.S. equity:			
U.S. large cap		—	93.3
U.S. small/mid cap		—	24.6
Global Low Volatility Equity		—	34.1
Non-U.S. equity:			
International all cap		—	42.7
International small cap		—	18.9
Emerging markets		—	34.1
Real estate equities	4% to 8%	36.5	36.5
Fixed income:	45% to 55%		
Long-term corporate bonds		160.2	102.8
Long-term government bonds		32.0	—
U.S. Treasury STRIPS		52.9	76.7
Cash and equivalents	$0 - $5.0	5.0	6.2
Total		$ 503.9	$ 469.9

[1] Our investment policy only sets allocation target ranges for general asset classes and not specific investment types.

[2] During 2025, the assets in the various equity asset categories were consolidated into a single Global equity fund.

All of our investments, other than cash and cash equivalents, are measured at fair value using the net asset value per share (or its equivalent) practical expedient and therefore are not categorized in the fair value hierarchy. Cash and cash equivalents are considered Level 1 as they were valued at cost, which approximates fair value.

Assets in the Global equity fund include a broad range of global equity securities for which the portfolio may be a full replication or a sampling of the Morgan Stanley Capital International All Country World Index and may be held through a commingled or institutional mutual fund. Assets in the U.S. equities category include investments in common and preferred stocks (and equivalents such as American Depository Receipts and convertible bonds) and may be held through separate accounts, commingled funds or an institutional mutual fund. Assets in the global low volatility equities include investments in a broad range of developed market global equity securities and may be held through a commingled or institutional mutual fund. Assets in the international equities category include investments in a broad range of international equity securities, including both developed and emerging markets, and may be held through a commingled or institutional mutual fund. The real estate category includes investments in pooled and commingled funds whose objectives are diversified equity investments in income-producing properties. Each real estate fund is intended to provide broad exposure to the real estate market by property type, geographic location and size and may invest internationally. Additionally, this category includes real estate investment trusts, which are represented in the Dow Jones US Select REIT Index. Securities in the fixed income categories include U.S. government, corporate, mortgage- and asset-backed securities and Yankee bonds and should be rated investment grade or above. Investments in this category should have an average investment rating of "A" or better.

To develop the expected long-term rate of return on assets assumption, we considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plan's other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plan, which increased to 6.62% at December 31, 2025 from 6.44% at December 31, 2024.

Estimated future annual benefit payments from plan assets are presented below. Such amounts are based on existing benefit formulas and include the effect of future service (in millions):

	Pension Benefits	Other Post-Retirement Benefits
Years ending December 31,		
2026	$ 41.0	$ 0.9
2027	40.7	0.9
2028	40.4	0.9
2029	40.2	0.8
2030	39.7	0.8
2031 through 2035	189.9	3.6

Savings Plans

We have savings plans, (the "Savings Plan", the "Limited Retirement Plan", the "Multinational Savings Plan"), which cover eligible employees as defined within each plan. The Savings Plan includes a 401(k) savings plan feature, which allows eligible employees to make tax-deferred contributions to the plans. The Limited Retirement Plan allows eligible employees in the United Kingdom (the "U.K.") to make tax-deferred contributions to the plan. Contributions made to the Multinational Savings Plan may or may not qualify for tax deferral based on each plan participant's local tax requirements.

Employee contributions have been matched up to a maximum of 6% since the beginning of 2025 and were matched up to a maximum of 5% in 2024 and 2023. These matching contributions totaled $19.2 million, $15.6 million and $13.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

10. INCOME TAXES

Valaris Limited is domiciled and a resident for tax purposes in Bermuda. Our subsidiaries conduct operations and earn income in numerous countries and are subject to the laws of taxing jurisdictions within those countries. The income of our non-Bermuda subsidiaries is not subject to Bermuda taxation.

During the fourth quarter of 2025, we adopted Update 2023-09 (see "Note 1 - Description of the Business and Summary of Significant Accounting Policies" for further discussion on Update 2023-09) on a prospective basis. As such, we have updated income tax disclosure presentations as of and for the year ended December 31, 2025 in order to comply with Update 2023-09, but have not retrospectively applied these presentational changes to any of the prior periods presented. This adoption of Update 2023-09 resulted in presentational differences of our income tax disclosures and did not result in a change to the calculations of our income before income taxes, current tax expense, deferred tax expense or effective tax rates for the year ended December 31, 2025.

Our income before income taxes and benefit for income taxes for the year ended December 31, 2025 are summarized as follows (in millions):

Income (loss) before income taxes:		
Bermuda	$	(107.4)
Foreign		
U.S.		42.2
Other foreign		617.5
Total foreign		659.7
Total income before income taxes	$	552.3
Provision (benefit) for income taxes:		
Current tax expense:		
Bermuda federal	$	—
Bermuda state		—
Foreign		
U.S.		13.7
Other foreign		74.6
Total foreign		88.3
Total current tax expense	$	88.3
Deferred tax benefit:		
Bermuda federal	$	—
Bermuda state		—
Foreign		
U.S.		(1.7)
Other foreign		(513.4)
Total foreign		(515.1)
Total deferred tax benefit	$	(515.1)
Total provision (benefit) for income taxes:		
Bermuda federal	$	—
Bermuda state		—
Foreign		
U.S.		12.0
Other foreign		(438.8)
Total foreign		(426.8)
Total benefit for income taxes	$	(426.8)

Our income before income taxes and provision for income taxes for the years ended December 31, 2024 and 2023 are summarized as follows (in millions):

| | Years Ended December 31, | | | |
	2024		2023	
Income before income taxes:				
U.S.	$	49.8	$	30.7
Non-U.S.		320.4		53.5
	$	370.2	$	84.2
Current income tax expense (benefit):				
U.S.	$	11.5	$	(30.3)
Non-U.S.		(16.9)		34.1
		(5.4)		3.8
Deferred income tax expense (benefit):				
U.S.		(4.4)		1.9
Non-U.S.		10.2		(788.3)
		5.8		(786.4)
Total income tax expense (benefit)	$	0.4	$	(782.6)

Effective Tax Rate

Income tax rates and taxation systems in the jurisdictions in which our subsidiaries conduct operations vary and our subsidiaries are frequently subjected to minimum taxation regimes. In some jurisdictions, tax liabilities are based on gross revenues, statutory deemed profits or other factors, rather than on net income, and our subsidiaries are frequently unable to realize tax benefits when they operate at a loss. Accordingly, during periods of declining profitability, our income tax expense may not decline proportionally with income, which could result in higher effective income tax rates. Furthermore, we will continue to incur income tax expense in periods in which we operate at a loss.

Our drilling rigs frequently move from one taxing jurisdiction to another to perform contract drilling services. In some instances, the movement of drilling rigs among taxing jurisdictions will involve the transfer of ownership of the drilling rigs among our subsidiaries. As a result of frequent changes in the taxing jurisdictions in which our drilling rigs are operated and/or owned, changes in profitability levels and changes in tax laws, our annual effective income tax rate may vary substantially from one reporting period to another.

As a Bermuda-domiciled company, Valaris Limited is subject to a 15.0% Bermuda corporate income tax, which became effective on January 1, 2025. In addition, we are subject to other income taxes, including those in the U.S. and in various foreign jurisdictions. Our consolidated effective tax rate reconciliation for the year ended December 31, 2025 is summarized below (in millions, except percentages):

	Amount	%
Bermuda federal statutory rate	$ 82.8	15.0 %
Changes in valuation allowances	16.1	2.9 %
Foreign tax effects		
Angola		
Withholding taxes	16.5	3.0 %
Changes in valuation allowances	(8.0)	(1.4)%
Other	8.4	1.5 %
Brazil		
Tax rate differential	11.5	2.1 %
Other	(3.1)	(0.6)%
British Virgin Islands		
Tax rate differential	6.3	1.1 %
Luxembourg		
Changes in valuation allowances	(1,092.2)	(197.8)%
Prior period tax matters	(54.8)	(9.9)%
Cross border income inclusion	9.5	1.7 %
State and local tax rate differential	9.2	1.7 %
Other	4.8	0.9 %
Saudi Arabia		
Withholding taxes	6.3	1.1 %
Other	2.8	0.5 %
Switzerland		
Changes in valuation allowances	383.9	69.5 %
Prior period tax matters	156.2	28.3 %
Tax rate differential	(25.2)	(4.6)%
State and local tax rate differential	13.4	2.4 %
Global minimum taxes	5.5	1.0 %
Other	(1.4)	(0.3)%
Trinidad		
Tax rate differential	6.6	1.2 %
Changes in valuation allowances	(5.2)	(0.9)%
Other	(1.5)	(0.3)%
United Kingdom		
Changes in valuation allowances	10.0	1.8 %
United States		
Changes in valuation allowances	(17.2)	(3.1)%
Expiration of foreign tax credits	16.3	3.0 %
Other	6.6	1.2 %
Other foreign jurisdictions [1]	12.8	2.3 %
Changes in unrecognized tax benefits	(3.7)	(0.6)%
Total	$ (426.8)	(77.3)%

[1] Other foreign jurisdictions includes the aggregated remaining foreign jurisdictions for which there were no foreign tax effects reconciling items which exceeded the 5% disclosure threshold.

Our consolidated effective tax rate reconciliations for the years ended December 31, 2024 and 2023 are summarized below (in millions, except percentages):

	Years Ended December 31,	
	2024	**2023**
Bermuda statutory income tax rate	— %	— %
Non-Bermuda taxes	25.6	74.0
Valuation allowance	(2.3)	(953.6)
Resolution of prior year items	(23.2)	(49.9)
Effective income tax rate	0.1 %	(929.5)%

Our 2025 consolidated effective income tax rate includes discrete tax expense of $153.7 million, primarily attributable to the establishment of a valuation allowance in connection with the retirement of the Retired Semis, partially offset by discrete tax benefit attributable to rig impairments.

Our 2024 consolidated effective income tax rate includes discrete tax benefit of $85.8 million primarily attributable to changes in liabilities for unrecognized tax benefits associated with tax positions taken in prior years.

Our 2023 consolidated effective income tax rate includes discrete tax benefit of $42.0 million primarily attributable to changes in liabilities for unrecognized tax benefits associated with tax positions taken in prior years.

Excluding the impact of the aforementioned discrete tax items, our consolidated effective income rates for the years ended December 31, 2025, 2024 and 2023 were (92.2)%, 21.8% and (872.3)%, respectively. The changes in our consolidated effective income tax rate excluding discrete tax items during the three-year period result primarily from changes in the relative components of our earnings from the various taxing jurisdictions in which our drilling rigs are operated and/or owned and differences in tax rates in such taxing jurisdictions.

Deferred Taxes

The components of deferred income tax assets and liabilities are summarized as follows (in millions):

	December 31,			
	2025		**2024**	
Deferred tax assets:				
Net operating loss carryforwards	$	3,103.9	$	3,071.8
Property and equipment		1,397.4		1,555.4
Interest limitation carryforwards		112.9		126.0
Employee benefits, including share-based compensation		28.0		36.6
Foreign tax credits		0.2		16.4
Other		17.9		21.9
Valuation allowance		(3,292.3)		(3,971.3)
Total deferred tax assets		1,368.0		856.8
Deferred tax liabilities		(26.9)		(26.7)
Net deferred tax asset	$	1,341.1	$	830.1

The realization of substantially all of our deferred tax assets is dependent upon generating sufficient taxable income during future periods in various jurisdictions in which we operate. We rely on projected taxable income from both current and future drilling contracts for the recognition of deferred tax assets. Realization of certain of our deferred tax assets is not assured. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change.

As of December 31, 2025, we had gross deferred tax assets of $3.1 billion relating to $13.6 billion of net operating loss ("NOL") carryforwards and $112.9 million of interest limitation carryforwards, primarily related to the U.S., Luxembourg and the U.K., which can be used to reduce our income taxes payable in future years. NOL carryforwards, which were generated in various jurisdictions worldwide, include $8.4 billion that do not expire and $5.2 billion that will expire, if not utilized, between 2026 and 2042. Deferred tax assets for NOL carryforwards as of December 31, 2025 include $2.3 billion, $614.9 million, $75.7 million, $58.7 million, $27.2 million and $21.2 million pertaining to NOL carryforwards in Luxembourg, the U.S., the U.K., Bermuda, Switzerland and Trinidad, respectively. Interest limitation carryforwards generally do not expire. Additionally, as a result of our emergence from bankruptcy, the utilization of certain U.S. deferred tax assets including, but not limited to, NOL carryforwards and interest limitation carryforwards is limited to $0.5 million annually.

We had a $3.3 billion and a $4.0 billion valuation allowance as of December 31, 2025 and 2024, respectively, on deferred tax assets relating to those assets for which we are not more likely than not to realize due to the inability to generate sufficient taxable income in the period prior to expiration and/or of the character necessary to use the benefit of the deferred tax assets.

During the years ended December 31, 2025, 2024 and 2023, we recognized a deferred tax benefit of $523.2 million, $8.5 million and $802.9 million, respectively, associated with changes in deferred tax asset valuation allowances. The deferred tax benefit in 2025 includes a $1.1 billion reduction of our valuation allowance in Luxembourg, which was partially offset by a $383.9 million increase to the valuation allowance in Switzerland, driven in part by the establishment of a $168.8 million valuation allowance resulting from a change in estimated future taxable income in a certain operating jurisdiction in connection with the retirement of the Retired Semis. The deferred tax benefit in 2023 primarily related to a $799.5 million reduction of our valuation allowance.

The net reductions to the valuation allowances for 2025 and 2023 were due to changes in the balances of relevant positive and negative evidence considered when assessing the realization of our deferred tax assets in certain operating jurisdictions. After considering the balance of evidence, which included historical financial results, projected earnings, contract backlog, day rates and market outlook, we determined that sufficient positive evidence existed to conclude that these portions of the valuation allowance on deferred tax assets were no longer needed. We intend to continue maintaining a valuation allowance on a substantial portion of our deferred tax assets until there is sufficient evidence to support a reversal of such allowances. The timing and amount of future valuation allowance reductions are subject to future levels of contracting and profitability achieved.

Unrecognized Tax Benefits

Our tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information.

As of December 31, 2025, we had $94.8 million of unrecognized tax benefits, of which $88.2 million was included in Other liabilities on our Consolidated Balance Sheet, and $6.6 million, which is associated with tax positions taken in tax years with NOL carryforwards, was presented as a reduction of deferred tax assets.

As of December 31, 2024, we had $93.5 million of unrecognized tax benefits, of which $82.8 million was included in Other liabilities on our Consolidated Balance Sheet, $10.7 million, which is associated with tax positions taken in tax years with NOL carryforwards, was presented as a reduction of deferred tax assets.

If recognized, $88.2 million of the $94.8 million unrecognized tax benefits as of December 31, 2025 would impact our consolidated effective income tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 (in millions) were as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
Balance, beginning of period	$ 93.5	$ 201.4	$ 217.6
Increases as a result of tax positions taken during prior years	10.2	4.1	88.6
Decreases as a result of tax positions taken during prior years	(8.6)	(1.4)	(3.4)
Settlements with taxing authorities	(7.0)	(103.5)	(41.8)
Impact of foreign currency exchange rates	6.5	(7.9)	0.6
Increases as a result of tax positions taken during the current year	1.3	2.7	13.4
Lapse of applicable statutes of limitations	(1.1)	(1.9)	(73.6)
Balance, end of period	$ 94.8	$ 93.5	$ 201.4

Accrued interest and penalties totaled $48.0 million and $45.5 million as of December 31, 2025 and 2024, respectively, and were included in Other liabilities on our Consolidated Balance Sheets. We recognized a net expense of $1.5 million, and net benefits of $8.0 million and $35.4 million associated with interest and penalties during the years ended December 31, 2025, 2024 and 2023, respectively. Interest and penalties are included in Current income tax expense in our Consolidated Statements of Operations.

Three of our subsidiaries file or previously filed U.S. tax returns and the tax returns of one or more of these subsidiaries is under exam for tax years 2014 and subsequent years. None of these examinations are expected to have a significant impact on the Company's consolidated results of operations and cash flows. Tax years as early as 2005 remain subject to examination in the other major tax jurisdictions in which we operated.

Statutes of limitations applicable to certain of our tax positions lapsed during the years ended December 31, 2025, 2024 and 2023, resulting in net income tax benefits, inclusive of interest and penalties, of $1.4 million, $2.7 million and $77.3 million, respectively.

Absent the commencement of examinations by tax authorities, statutes of limitations applicable to certain of our tax positions will lapse during 2026, but we do not expect these to have a material impact to our unrecognized tax benefits or effective income tax rate.

Tax Assessments

Malaysia Tax Assessment

In February 2024, one of our Malaysian subsidiaries received an unfavorable court decision regarding a tax assessment for the 2012-2017 tax years totaling approximately MYR117.0 million (approximately $29.0 million converted at current quarter-end exchange rates), including a late payment penalty. In July 2024, we received a payment demand from the Malaysian tax authority for the full assessment amount. In order to further contest the assessment, we made payments of approximately $8.0 million and $18.0 million in 2025 and 2024, respectively, for aggregate total payments of $26.0 million as of December 31, 2025. These payments are included within Other assets in the Consolidated Balance Sheets. There are no further payments remaining as of December 31, 2025. We have not recorded a liability for uncertain tax positions as of December 31, 2025, related to this assessment based on a more-likely-than-not threshold. We believe our tax returns are materially correct as filed and will vigorously contest this assessment.

Luxembourg Tax Assessment

In December 2023, one of the Company's Luxembourg subsidiaries received tax assessments for fiscal years 2019, 2020, 2021 and 2023. In February 2024, the Luxembourg tax authorities rescinded the portion of the assessment relating to 2023, resulting in a revised aggregate tax assessment of approximately €60.0 million (approximately $65.0 million converted at then-current exchange rates). We recorded a liability for uncertain tax positions for this amount in 2023 and contested the validity and amount of the assessments. In April 2024, we received a favorable decision from the Luxembourg tax authorities stating that the assessments for the 2019-2021 tax years are not enforceable. As a result, we reversed the uncertain tax position liability for the previously issued assessments and recognized a tax benefit of approximately $65.0 million in 2024.

Australian Tax Assessment

During 2019, the Australian tax authorities issued aggregate tax assessments totaling approximately A$101.0 million, plus interest, related to the examination of certain of our tax returns for the years 2011 through 2016. During the third quarter of 2019, we made a A$42.0 million payment (approximately $29.0 million at then-current exchange rates) to the Australian tax authorities to litigate the assessment. In December 2024, we reached a settlement agreement with the Australian tax authorities for A$4.0 million (approximately $2.0 million at then-current exchange rates). Accordingly, we released approximately $18.0 million of the uncertain tax position liability previously recognized and recognized a corresponding tax benefit in our Consolidated Statements of Operations for these assessments in 2024. We no longer had a liability for unrecognized tax benefits relating to these assessments as of December 31, 2024. During the first quarter of 2025, we received refunds (including interest) totaling A$42.0 million (approximately $26.0 million at then-current-period exchange rates).

Undistributed Earnings

Dividend income received by Valaris Limited from its subsidiaries is exempt from Bermuda taxation. We do not provide deferred taxes on undistributed earnings of certain subsidiaries because our policy and intention is to reinvest such earnings indefinitely. Should we make a distribution from these subsidiaries in the form of dividends or otherwise, we would be subject to additional income taxes. The unrecognized deferred tax liability related to these undistributed earnings was not practicable to estimate as of December 31, 2025.

Tax Legislation

On July 4, 2025, the U.S. enacted H.R. 1, informally referred to as the One Big Beautiful Bill Act ("OBBBA"). Among other provisions, the OBBBA includes the permanent extension, with modifications, of certain business and international tax provisions originally enacted under the Tax Cuts and Jobs Act of 2017 that were scheduled to sunset at the end of 2025. The OBBBA did not have a material impact on our consolidated financial statements for the year ending December 31, 2025.

Additionally, Bermuda enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the "CIT Act") which stipulates a tax on 15% of the net income of certain Bermuda constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax was chargeable under the CIT Act until tax years starting on or after January 1, 2025. Deferred taxes of $27.5 million with an offsetting valuation allowance of $27.5 million were established as of December 31, 2023, upon enactment.

11. COMMITMENTS AND CONTINGENCIES

ARO Newbuild Funding Obligations

In connection with our 50/50 unconsolidated joint venture, we have a potential obligation to fund ARO for newbuild jackup rigs. The Shareholder Agreement specifies that ARO shall purchase 20 newbuild jackup rigs. The joint venture partners intend for the newbuild jackup rigs to be financed from available cash on hand and from ARO's operations and/or funds available from third-party financing. The first two newbuild jackups, Kingdom 1 and Kingdom 2, were delivered and commenced operations in 2023 and 2024, respectively. In October 2023, ARO entered into a $359.0 million term loan to finance the remaining payments due upon delivery of the two rigs and for general corporate purposes. The term loan matures in eight years following the related drawdown under the term loan and requires equal quarterly amortization payments during the term, with a 50% balloon payment due at maturity. The term loan bears interest based on the three-month SOFR plus a margin ranging from 1.25% to 1.4%. In 2024, ARO entered into a revolving credit facility which provides for borrowings of up to $100.0 million, which was amended in the fourth quarter of 2025 to increase the maximum borrowings to $150.0 million. As of December 31, 2025, there were no amounts outstanding under this facility. Our Notes Receivable from ARO are subordinated and junior in right of payment to both ARO's term loan and credit facility.

In October 2024 and November 2025, ARO ordered the third and fourth newbuild jackups, Kingdom 3 and Kingdom 4, respectively, for a purchase price of approximately $300.0 million each. ARO paid a 25% down payment upon ordering Kingdom 3 from cash on hand in 2024. ARO made payments of $43.8 million related to the 25% down payment for Kingdom 4 from cash on hand as of December 31, 2025, with the remaining down payment balance payable in monthly installments through May 2026. The final payment for each rig will be due upon delivery.

In the event ARO has insufficient cash or is unable to obtain third-party financing, each partner may periodically be required to make additional capital contributions to ARO, up to a maximum aggregate contribution of $1.25 billion from each partner to fund the newbuild program. Beginning with the delivery of the second newbuild, each partner's commitment is reduced by the lesser of the actual cost of each newbuild rig or $250.0 million, on a proportionate basis. Following the delivery of Kingdom 2, our commitment to fund the newbuild program has been reduced to $1.1 billion.

Letters of Credit

In the ordinary course of business with customers and others, we have entered into letters of credit to guarantee our performance as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Letters of credit outstanding as of December 31, 2025 totaled $35.4 million and are issued under facilities provided by various banks and other financial institutions, but none were issued under the 2028 Credit Agreement. Obligations under these letters of credit are not normally called, as we typically comply with the underlying performance requirements. As of December 31, 2025, we had collateral deposits in the amount of $16.3 million with respect to these agreements.

Patent Litigation

In December 2022, a subsidiary of Transocean Ltd. commenced an arbitration proceeding against us alleging breach of a license agreement related to certain dual-activity drilling patents. In July 2025, the arbitration tribunal rendered a final decision awarding Transocean Ltd. $7.9 million in damages, including interest, and awarded Valaris $7.4 million as reimbursement for legal fees incurred in connection with this matter. As a result of this decision, in the second quarter of 2025, we reversed $17.1 million of the $25.0 million liability previously accrued in 2024, and we recognized a $7.4 million receivable for the recovery of legal fees. In the third quarter of 2025, the awarded amounts due to and from Transocean Ltd. were paid and therefore, we have no outstanding balances pertaining to this matter as of December 31, 2025.

Brazil Administrative Matter

In July 2023, we received notice of an administrative proceeding initiated against us in Brazil. Specifically, the Federal Court of Accounts ("TCU") sought from us, Samsung Heavy Industries ("SHI") and others, on a joint and several basis, a total of approximately BRL 601.0 million in damages that TCU asserted arose from the overbilling to Petrobras in 2015 in relation to the drilling services agreement with Petrobras for VALARIS DS-5 (the "DSA"). As fully disclosed in our prior periodic reports, the DSA was previously the subject of (1) investigations by the SEC and the U.S Department of Justice, each of which closed their investigation of us in 2018 without any enforcement action, (2) an arbitration proceeding against SHI in which we prevailed, resulting in SHI making a $200.0 million cash payment to us in December 2019, and (3) a settlement with Petrobras normalizing our business relations in August 2018.

In May 2024, the Brazilian prosecutor issued an opinion recommending that the TCU close this matter against us. In July 2025, a trial was held and all claims against us were dismissed.

Other Matters

In addition to the foregoing, we are named defendants or parties in certain other lawsuits, claims or proceedings incidental to our business and are involved from time to time as parties to governmental investigations or proceedings, including matters related to taxation, arising in the ordinary course of business. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty and the amount of any liability that could arise with respect to such lawsuits or other proceedings cannot be predicted accurately, we do not expect these matters to have a material adverse effect on our financial position, operating results and cash flows.

12. LEASES

We have operating leases for office space, facilities, equipment, employee housing and certain rig berthing facilities. For all asset classes, except office space, we account for the lease component and the non-lease component as a single lease component. Short-term leases with a term of one year or less are not recorded in the Consolidated Balance Sheets. Our leases have remaining lease terms of less than one month to six years, some of which include options to extend. The lease term used for calculating our right-of-use assets and lease liabilities is determined by considering the non-cancelable lease term, as well as any extension options that we are reasonably certain to exercise. Our right-of-use assets, current lease liabilities, and long-term lease liabilities are included within Other assets, Accrued liabilities and other, and Other liabilities, respectively, in the Consolidated Balance Sheets.

We evaluate the carrying value of our right-of-use assets on a periodic basis to identify events or changes in circumstances, such as lease abandonment, which indicate that the carrying value of such right-of-use assets may be impaired.

The components of lease expense are as follows (in millions):

	Years Ended December 31,					
		2025		**2024**		**2023**
Long-term operating lease cost	$	41.9	$	35.4	$	24.6
Short-term operating lease cost		21.3		17.6		13.2
Variable lease cost [1]		13.8		9.8		11.3
Total operating lease cost	$	77.0	$	62.8	$	49.1

[1]   Variable lease costs are excluded from the measurement of right-of-use assets and lease liabilities and consist primarily of variable fees related to offshore equipment rentals.

Supplemental balance sheet information related to our operating leases is as follows (in millions, except lease term and discount rate):

| | December 31, | |
	2025	2024
Operating lease right-of-use assets	$ 69.3	$ 84.5
Current lease liability	$ 35.6	$ 28.0
Long-term lease liability	37.3	56.9
Total operating lease liabilities	$ 72.9	$ 84.9
Weighted-average remaining lease term (in years)	2.5	3.2
Weighted-average discount rate [1]	7.67 %	7.75 %

[1] Represents our estimated incremental borrowing cost on a secured basis for similar terms as the underlying leases.

Supplemental cash flow information related to our operating leases is as follows (in millions):

| | Years Ended December 31, | | |
	2025	2024	2023
ROU assets obtained in exchange for operating lease liabilities	$ 19.4	$ 39.4	$ 80.3
Cash paid for amounts included in the measurement of our operating lease liabilities	$ 40.1	$ 34.9	$ 26.2

Maturities of lease liabilities as of December 31, 2025 were as follows (in millions):

2026	$ 39.8
2027	25.4
2028	8.3
2029	3.5
2030	2.7
Thereafter	0.4
Total lease payments	$ 80.1
Less imputed interest	(7.2)
Total	$ 72.9

13. SEGMENT INFORMATION

Our business consists of four operating segments, which have been determined based on the asset type and specifications and services we provide. These operating segments are Floaters, Jackups, ARO and Other. The Floaters segment consists of our drillships and semisubmersible rigs, which can generally drill in water depths up to 12,000 feet and 8,000 feet, respectively. Floaters are generally considered to be more advanced, typically earn higher day rates and require a larger crew complement to operate. The Jackups segment consists of our jackup rigs, which generally operate in water depths of 400 feet or less. As Jackups have a simpler design and operate in shallow waters, they typically earn lower day rates and require a smaller crew to operate. The ARO segment consists of the full operations of ARO, which operates jackup drilling rigs in Saudi Arabia for Saudi Aramco. The Other segment consists of management services on rigs owned by third parties and the activities associated with our arrangements with ARO under the Lease Agreements.

Each of the reporting segments earn revenues through drilling contracts, in which we provide a drilling rig and/or drilling services, inclusive of rig crews, on a day rate basis. Floaters, Jackups and ARO are also reportable segments.

Our chief operating decision maker ("CODM") is the executive management committee, which is comprised of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Commercial Officer, General Counsel & Secretary, Chief Human Resources Officer, Vice President – Strategy and Sustainability and Vice President – Operational Integrity. The CODM assesses segment performance based on their review of the operating income (loss) of each segment, which measures profitability after deducting normal operating costs. Components within operating income (loss), such as revenues and contract drilling expenses, are used to monitor actual performance against budget and monthly forecasted results for each segment. Further, the CODM utilizes revenue to derive a segment's asset utilization, average daily revenue and revenue efficiency. Using these metrics, the CODM can identify potentially underperforming segments and develop strategies to increase profits or reduce costs, make investment decisions and allocate resources as needed. The disaggregated segment information, as presented in the tables below, aligns with the segment level information that is regularly provided to the CODM.

Our onshore support costs included within Contract drilling expenses are not allocated to our operating segments for purposes of measuring segment operating income (loss) and as such, those costs are included in "Reconciling Items." Further, General and administrative expenses and Depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income (loss) and are included in "Reconciling Items." We measure segment assets as Property and equipment, net.

The full operating results included below for ARO are not included within our consolidated results and thus deducted under "Reconciling Items" and replaced with our equity in earnings of ARO. See "Note 3 - Equity Method Investment in ARO" for additional information on ARO and related arrangements.

Segment information for the years ended December 31, 2025, 2024 and 2023 are presented below (in millions).

Year Ended December 31, 2025

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Operating revenues:						
Revenues (exclusive of reimbursable revenues)	$ 1,224.1	$ 823.4	$ 571.0	$ 160.4	$ (571.0)	$ 2,207.9
Reimbursable revenues	36.5	89.4	—	35.2	—	161.1
Total operating revenues	1,260.6	912.8	571.0	195.6	(571.0)	2,369.0
Operating expenses:						
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	765.6	486.5	360.7	70.6	(206.3)	1,477.1
Reimbursable expenses	34.3	83.5	—	34.8	—	152.6
Total contract drilling expenses (exclusive of depreciation)	799.9	570.0	360.7	105.4	(206.3)	1,629.7
Loss on impairment	23.6	3.7	—	—	—	27.3
Depreciation	60.5	58.6	114.9	13.2	(100.9)	146.3
General and administrative	—	—	28.8	—	68.3	97.1
Equity in earnings of ARO	—	—	—	—	8.4	8.4
Operating income	$ 376.6	$ 280.5	$ 66.6	$ 77.0	$ (323.7)	$ 477.0
Property and equipment, net	$ 1,225.0	$ 630.8	$ 1,236.7	$ 174.2	$ (1,177.9)	$ 2,088.8
Capital expenditures	$ 144.7	$ 192.0	$ 95.6	$ —	$ (88.8)	$ 343.5

Year Ended December 31, 2024

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Operating revenues:						
Revenues (exclusive of reimbursable revenues)	$ 1,382.8	$ 686.5	$ 512.5	$ 142.6	$ (512.5)	$ 2,211.9
Reimbursable revenues	57.9	68.4	—	24.4	—	150.7
Total operating revenues	1,440.7	754.9	512.5	167.0	(512.5)	2,362.6
Operating expenses:						
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	930.3	477.1	367.7	63.6	(220.2)	1,618.5
Reimbursable expenses	54.9	64.3	—	23.2	—	142.4
Total contract drilling expenses (exclusive of depreciation)	985.2	541.4	367.7	86.8	(220.2)	1,760.9
Loss on impairment	—	—	28.4	—	(28.4)	—
Depreciation	58.1	45.0	89.2	9.5	(79.7)	122.1
General and administrative	—	—	23.7	—	92.6	116.3
Equity in losses of ARO	—	—	—	—	(11.0)	(11.0)
Operating income	$ 397.4	$ 168.5	$ 3.5	$ 70.7	$ (287.8)	$ 352.3
Property and equipment, net	$ 1,174.2	$ 575.3	$ 1,253.1	$ 132.8	$ (1,202.5)	$ 1,932.9
Capital expenditures	$ 239.7	$ 213.1	$ 285.0	$ —	$ (282.7)	$ 455.1

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Operating revenues:						
Revenues (exclusive of reimbursable revenues)	$ 902.8	$ 620.6	$ 496.6	$ 152.6	$ (496.6)	$ 1,676.0
Reimbursable revenues	45.9	39.0	—	23.3	—	108.2
Total operating revenues	948.7	659.6	496.6	175.9	(496.6)	1,784.2
Operating expenses:						
Contract drilling expenses (exclusive of depreciation and reimbursable expenses)	768.4	480.4	365.9	52.6	(226.9)	1,440.4
Reimbursable expenses	43.6	37.0	—	22.6	—	103.2
Total contract drilling expenses (exclusive of depreciation)	812.0	517.4	365.9	75.2	(226.9)	1,543.6
Depreciation	55.8	40.0	65.9	5.0	(65.6)	101.1
General and administrative	—	—	22.2	—	77.1	99.3
Equity in earnings of ARO	—	—	—	—	13.3	13.3
Operating income	$ 80.9	$ 102.2	$ 42.6	$ 95.7	$ (267.9)	$ 53.5
Property and equipment, net	$ 1,035.5	$ 480.8	$ 1,036.6	$ 52.1	$ (971.2)	$ 1,633.8
Capital expenditures	$ 562.0	$ 132.3	$ 300.8	$ —	$ (299.0)	$ 696.1

Information about Geographic Areas

As of December 31, 2025, our Floaters segment consisted of 13 drillships and two semisubmersible rigs. Our Jackups segment consisted of 24 jackup rigs which were deployed in various locations and our Other segment consisted of seven jackup rigs which are leased to our 50/50 unconsolidated joint venture with Saudi Aramco.

As of December 31, 2025, the geographic distribution of our and ARO's drilling rigs was as follows:

	Floaters	Jackups	Other	Total Valaris	ARO
Europe	6	11	—	17	—
Middle East & Africa	2	7	7	16	9
North & South America	5	3	—	8	—
Asia & Pacific Rim	1	3	—	4	—
Held for sale [1]	1	—	—	1	—
Total	15	24	7	46	9

[1] VALARIS DPS-1 was classified as held for sale and warm stacked in Asia Pacific as of December 31, 2025. See "Note 5 - Property and Equipment" for more information regarding VALARIS DPS-1.

We provide management services in the U.S. Gulf of America on two rigs owned by a third party not included in the table above.

ARO ordered two newbuild jackup rigs Kingdom 3 and Kingdom 4, which are under construction in the Middle East and are not included in table above.

Information by country for those countries that account for more than 10% of our long-lived assets was as follows (in millions):

	Long-lived Assets			
	December 31,			
	2025		2024	
Spain [1]	$	627.4	$	484.8
Brazil		352.2		413.9
United States		268.7		314.3
United Kingdom		262.1		290.4
Angola		234.6		132.6
Other countries [2]		419.5		381.4
Total	$	2,164.5	$	2,017.4

[1] Long-lived assets located in Spain primarily consist of rigs which were idle or preservation stacked.

[2] Other countries includes countries where individually we had long-lived assets representing less than 10% of total long-lived assets.

For purposes of our geographic disclosures above, we attribute assets to the geographic location of the drilling rig or operating lease, in the case of our right-of-use assets, as of the end of the applicable year.

14. SUPPLEMENTAL FINANCIAL INFORMATION

Consolidated Balance Sheet Information

Accounts receivable, net, consisted of the following (in millions):

	December 31,			
	2025		2024	
Trade	$	424.1	$	502.4
Income tax receivables		49.8		76.2
Other		15.8		9.2
		489.7		587.8
Allowance for doubtful accounts		(14.9)		(16.6)
	$	474.8	$	571.2

Other current assets consisted of the following (in millions):

	December 31,			
	2025		2024	
Prepaid taxes	$	58.2	$	48.5
Deferred costs		37.7		38.6
Prepaid expenses		13.3		13.0
Other		35.5		39.2
	$	144.7	$	139.3

Accrued liabilities and other consisted of the following (in millions):

		December 31,		
		2025		**2024**
Current contract liabilities (deferred revenues)	$	87.7	$	87.2
Personnel costs		81.6		89.2
Income and other taxes payable		73.9		57.2
Lease liabilities		35.6		28.0
Accrued claims		21.3		39.5
Accrued interest		15.4		15.3
Other		27.9		34.6
	$	343.4	$	351.0

Other liabilities consisted of the following (in millions):

		December 31,		
		2025		**2024**
Unrecognized tax benefits (inclusive of interest and penalties)	$	136.2	$	128.3
Pension and other post-retirement benefits		68.3		106.5
Noncurrent contract liabilities (deferred revenues)		63.2		71.4
Lease liabilities		37.3		56.9
Other		20.8		20.1
	$	325.8	$	383.2

Consolidated Statements of Operations Information

Repair and maintenance expense related to continuing operations was as follows (in millions):

		Years Ended December 31,				
		2025		**2024**		**2023**
Repair and maintenance expense	$	236.2	$	239.6	$	203.3

Other, net, consisted of the following (in millions):

		Years Ended December 31,				
		2025		**2024**		**2023**
Net gain (loss) on sale of property	$	118.6	$	(0.2)	$	28.6
Net foreign currency exchange gains (losses)		(14.3)		13.8		(3.5)
Net periodic pension and retiree medical income (loss)		(0.9)		2.4		0.9
Loss on extinguishment of debt		—		—		(29.2)
Other income (expense)		(0.1)		0.6		1.4
	$	103.3	$	16.6	$	(1.8)

Consolidated Statements of Cash Flows Information

The following table provides a reconciliation of the amount of cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown within the Consolidated Statements of Cash Flows (in millions):

	December 31,	
	2025	**2024**
Cash and cash equivalents	$ 599.4	$ 368.2
Restricted cash—current [1]	7.0	12.3
Restricted cash—non-current [1]	11.1	—
	$ 617.5	$ 380.5

[1] Restricted cash consists primarily of collateral on letters of credit of $16.3 million and $10.8 million as of December 31, 2025 and 2024, respectively. Restricted cash—current is included in Other current assets and restricted cash—non-current is included in Other assets in our Consolidated Balance Sheets. See "Note 11 - Commitments and Contingencies" for more information regarding our letters of credit.

Net cash provided by operating activities attributable to the net change in operating assets and liabilities was as follows (in millions):

	Years Ended December 31,		
	2025	**2024**	**2023**
(Increase) decrease in accounts receivable	$ 119.2	$ (64.9)	$ 44.9
(Increase) decrease in other assets	2.6	23.4	(6.5)
Increase (decrease) in liabilities	(42.9)	(91.7)	82.8
	$ 78.9	$ (133.2)	$ 121.2

Cash paid (received) for income taxes, net, which includes taxes withheld by third parties on our behalf, for the year ended December 31, 2025 was as follows (in millions) [1]:

Bermuda federal	$ —
Foreign	
Australia [2]	(23.7)
Brazil	18.6
United States	16.8
Angola	13.1
Malaysia	8.0
Trinidad	6.9
Saudi Arabia	4.2
Other [3]	17.6
Total foreign	61.5
	$ 61.5

[1] During the fourth quarter of 2025, we adopted Update 2023-09 (see "Note 1 - Description of the Business and Summary of Significant Accounting Policies" for further discussion on Update 2023-09) on a prospective basis. As such, we have updated the cash paid for income tax disclosure presentation for the year ended December 31, 2025 in order to comply with the new guidance, but have not retrospectively applied these presentational changes to any of the prior periods presented.

[2] During 2025, we received income tax refunds of approximately $26.0 million from the Australian tax authorities in connection with a settlement agreement for previously issued tax assessments. Refer to "Note 10 - Income Taxes" for further information regarding this settlement agreement.

[3] Other represents the aggregation of jurisdictions which did not individually exceed the 5% disaggregation threshold.

Cash paid (refunded) for income taxes, net, which includes withholding taxes withheld by third parties on our behalf, for the years ended December 31, 2024 and 2023 were as follows (in millions):

	Years Ended December 31,	
	2024	**2023**
Income taxes paid (refunded), net [1] [2]	$ 55.6	$ (8.3)

[1] We received U.S. income tax refunds totaling $35.9 million in 2024 primarily related to an Internal Revenue Service examination of one of our subsidiaries' 2009-2012 tax returns.

[2] We received an income tax refund of $45.9 million in 2023 related to the U.S. Coronavirus Aid, Relief, and Economic Security Act.

Additional cash flow information was as follows (in millions):

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash paid for interest			
Interest paid, net of amounts capitalized	$ 90.5	$ 78.3	$ 32.3
Non-cash investing activities			
Accruals for capital expenditures as of period end [1]	$ 52.0	$ 36.2	$ 71.5

[1] Accruals for capital expenditures were excluded from investing activities in our Consolidated Statements of Cash Flows.

During the years ended December 31, 2025, 2024 and 2023, the capitalized interest totaled $1.9 million, $15.9 million and $5.6 million, respectively.

Concentration of Risk

Credit Risk - We are exposed to credit risk relating to our cash and cash equivalents and receivables from customers. Our cash and cash equivalents are primarily held by various well-capitalized and credit-worthy financial institutions. We monitor the credit ratings of these institutions and limit the amount of exposure to any one institution and therefore, do not believe a significant credit risk exists for these balances. We mitigate our credit risk relating to receivables from customers, which consist primarily of major international, government-owned and independent oil and gas companies, by performing ongoing credit evaluations. We also maintain reserves for potential credit losses, which generally have been within our expectations.

Customer Concentration - Consolidated revenues with customers that individually contributed 10% or more of revenue in the years ended December 31, 2025, 2024 and 2023 were as follows:

Year Ended December 31, 2025

	Floaters	**Jackups**	**Other**	**Total**
Petróleo Brasileiro S.A. ("Petrobras")	13 %	— %	— %	13 %
BP plc ("BP")	3 %	3 %	6 %	12 %
Azule Energy ("Azule")	7 %	3 %	— %	10 %
Other customers [1]	30 %	33 %	2 %	65 %
	53 %	39 %	8 %	100 %

Year Ended December 31, 2024

	Floaters	**Jackups**	**Other**	**Total**
BP	9 %	3 %	5 %	17 %
Petrobras	9 %	— %	— %	9 %
Azule	4 %	— %	— %	4 %
Other customers [1]	39 %	29 %	2 %	70 %
	61 %	32 %	7 %	100 %

Year Ended December 31, 2023

	Floaters	Jackups	Other	Total
BP	— %	5 %	6 %	11 %
Petrobras	4 %	— %	— %	4 %
Other customers [1]	49 %	32 %	4 %	85 %
	53 %	37 %	10 %	100 %

[1] Other customers includes customers that individually contributed to less than 10% of our total revenues.

Geographic Concentration - For purposes of our geographic disclosure, we attribute revenues to the geographic location where such revenues are earned. Consolidated revenues for locations that individually had 10% or more of revenue were as follows (in millions):

Year Ended December 31, 2025

		Floaters		Jackups		Other		Total
Brazil	$	587.3	$	—	$	—	$	587.3
United Kingdom		—		391.8		—		391.8
Gulf of America		223.3		—		119.1		342.4
Angola		219.5		74.0		—		293.5
Australia		145.9		128.2		—		274.1
Other countries [1]		84.6		318.8		76.5		479.9
	$	1,260.6	$	912.8	$	195.6	$	2,369.0

Year Ended December 31, 2024

		Floaters		Jackups		Other		Total
Brazil	$	497.9	$	—	$	—	$	497.9
United Kingdom		—		375.2		—		375.2
Gulf of America		245.4		10.3		111.7		367.4
Australia		172.1		104.3		—		276.4
Angola		196.7		—		—		196.7
Other countries [1]		328.6		265.1		55.3		649.0
	$	1,440.7	$	754.9	$	167.0	$	2,362.6

Year Ended December 31, 2023

		Floaters		Jackups		Other		Total
Gulf of America	$	220.9	$	27.2	$	104.7	$	352.8
United Kingdom		—		267.2		—		267.2
Angola		210.9		—		—		210.9
Brazil		195.0		—		—		195.0
Australia		157.0		29.9		—		186.9
Other countries [1]		164.9		335.3		71.2		571.4
	$	948.7	$	659.6	$	175.9	$	1,784.2

[1] Other countries includes locations that individually contributed to less than 10% of total revenues.

15. SUBSEQUENT EVENTS

Pending Business Combination with Transocean

On February 9, 2026, we entered into a business combination agreement (the "Business Combination Agreement") with Transocean Ltd., a Swiss corporation ("Transocean"). The Business Combination Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that Transocean will acquire Valaris in an all-stock transaction valued at approximately $5.8 billion (based on the price of Valaris common shares on the last trading day before the public announcement of the transaction). Under the terms of the Business Combination Agreement, holders of Valaris common shares will receive 15.235 shares of Transocean stock for each common share of Valaris. In addition, Warrants that are outstanding as of immediately prior to the transaction closing date will be assumed by Transocean and remain outstanding and be exercisable for the Fundamental Transaction Consideration (as defined in the Valaris Warrant Agreement dated as of April 30, 2021) multiplied by the number of Valaris common shares for which each warrant is exercisable immediately prior to the transaction closing date. The business combination will be effected by way of a court-approved scheme of arrangement between Valaris and the holders of the Valaris Shares pursuant to section 99 of the Companies Act 1981 of Bermuda, as amended. Upon completion and on a fully diluted basis assuming conversion to shares of Transocean's exchangeable bonds due 2029, Transocean shareholders would own approximately 53% of the combined company, with Valaris shareholders owning the remaining 47%.

Completion of the business combination is subject to customary closing conditions, including (i) the receipt of the requisite approvals of the Valaris shareholders and the Transocean shareholders, (ii) the granting of the sanction order on terms consistent with the Business Combination Agreement, (iii) the Transocean shares issued pursuant to the Business Combination Agreement having been approved for listing on the NYSE, (iv) certain regulatory approvals having been obtained or any applicable waiting period having expired or been terminated, (v) no governmental authority within applicable jurisdictions having enacted or issued any law or order preventing or prohibiting the consummation of the business combination and (vi) the absence of a Transocean Material Adverse Effect or a Valaris Material Adverse Effect (as defined within the Business Combination Agreement). Under certain specified circumstances in which the Business Combination Agreement is terminated, we would be required to pay a termination fee equal to $173.0 million.

Board of Directors

Elizabeth D. Leykum (1) (2) (4)
Founder of Serenade Capital LLC

Anton Dibowitz
President and Chief Executive Officer of
Valaris Limited

Dick Fagerstal (1) (3)
Former Executive Chairman of the Global Marine
Group

Joseph Goldschmid (2) (4)
Partner & Portfolio Manager at Oak Hill
Advisors L.P.

Catherine J. Hughes (1) (3) (4)
Former Executive Vice President International at
Nexen Inc.

Kristian Johansen (2) (3)
Chief Executive Officer of TGS ASA

(1) Audit Committee
(2) Compensation Committee
(3) Safety and Sustainability Committee
(4) Nominating and Governance Committee

Executive Management

Anton Dibowitz
President and Chief Executive Officer

Gilles Luca
Senior Vice President and Chief Operating Officer

Matthew Lyne
Senior Vice President and Chief Commercial Officer

Davor Vukadin
Senior Vice President and General Counsel

Christopher Weber
Senior Vice President and Chief Financial Officer

Colleen Grable
Vice President and Chief Human Resources Officer

Duke Bajenting
Vice President, Strategy and Sustainability

Olivier Lhommet
Vice President, Operational Integrity

valaris.com

Clarendon House 2
Church Street Hamilton,
Bermuda HM11
Phone: (713) 789-1400